                               OFFER TO PURCHASE

                                 EXHIBIT(A)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            LIFE TECHNOLOGIES, INC.
                                       AT

                          $37.00 NET PER SHARE IN CASH
                                       BY

                       DEXTER ACQUISITION DELAWARE, INC.

                          A WHOLLY-OWNED SUBSIDIARY OF

                               DEXTER CORPORATION

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON TUESDAY, DECEMBER 1, 1998, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE AT LEAST THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, OF LIFE TECHNOLOGIES, INC. ("SHARES") THAT WOULD, WHEN AGGREGATED WITH THE SHARES OWNED DIRECTLY OR INDIRECTLY BY DEXTER CORPORATION, REPRESENT AT LEAST 80% OF ALL SHARES THEN OUTSTANDING ON A FULLY-DILUTED BASIS AS DESCRIBED IN THIS OFFER TO PURCHASE. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER."

     THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE BOARD OF DIRECTORS OF LIFE TECHNOLOGIES, INC. OR ANY COMMITTEE THEREOF.

     DEXTER CORPORATION CURRENTLY BENEFICIALLY OWNS 12,246,664 SHARES, REPRESENTING APPROXIMATELY 51.5% OF THE OUTSTANDING SHARES AT OCTOBER 29, 1998.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.

November 2, 1998

                                   IMPORTANT

     Any stockholder desiring to tender all or a portion of such stockholder's Shares should either (a)(i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal and mail or deliver the Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to the Depositary, or (ii) tender such Shares pursuant to the procedure for book-entry transfer set forth in "THE TENDER
OFFER -- Procedure for Tendering Shares" or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "THE TENDER OFFER -- Procedure for Tendering Shares."

     Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................     1

SPECIAL FACTORS.............................................     3
  Background of the Offer...................................     3
  Fairness of the Offer.....................................    11
  Analysis of Financial Advisor to Parent...................    14
  Purpose and Structure of the Offer; Plans for the Company
     after the Offer........................................    18
  Certain United States Federal Income Tax Consequences.....    20
  Appraisal Rights in the Merger............................    21

THE TENDER OFFER............................................    23
  Terms of the Offer........................................    23
  Acceptance for Payment and Payment for Shares.............    24
  Procedure for Tendering Shares............................    25
  Withdrawal Rights.........................................    28
  Price Range of the Shares; Dividends......................    29
  Certain Effects of the Transaction........................    29
  Certain Information Concerning the Company................    30
  Certain Information Concerning Parent and Purchaser.......    34
  Source and Amount of Funds................................    35
  Certain Conditions of the Offer...........................    37
  Certain Transactions Between Parent and the Company.......    39
  Interests of Certain Persons in the Offer.................    39
  Certain Legal Matters; Regulatory Approvals...............    41
  Fees and Expenses.........................................    42
  Miscellaneous.............................................    43

SCHEDULE I..................................................   I-1

SCHEDULE II.................................................  II-1

ANNEX A.....................................................   A-1

To the Holders of Common Stock of Life Technologies, Inc.:

                                  INTRODUCTION

     Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Life Technologies, Inc., a Delaware corporation (the "Company"), not owned by Parent (the "Publicly-held Shares"), at a purchase price of $37.00 per Share (the "Offer Price"), net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer").

     Parent currently beneficially owns 12,246,664 Shares, representing approximately 51.5% of the outstanding Shares at October 29, 1998. Nominees of Parent currently constitute a majority of the members of the Board of Directors of the Company ("Company Board"). Upon acquiring at least that number of Shares that would, when aggregated with the Shares owned directly or indirectly by Parent, represent at least 80% of the Shares then outstanding on a fully-diluted basis as described below (the "Minimum Condition") pursuant to the Offer or otherwise, Parent would have the power as stockholder to approve a merger or other business combination involving the Company without the affirmative vote of any other stockholder. Such board representation and ownership, however, do not give Parent or Purchaser the power to compel any stockholder of the Company to accept the Offer.

     The purpose of the Offer is to enable Parent and Purchaser to own the entire equity interest in the Company. Parent desires to acquire the minority equity interest at this time as part of its long-term strategy to focus its efforts and resources on businesses with strong market positions. See "SPECIAL FACTORS -- Background of the Offer."

     On July 7, 1998, Parent proposed to acquire all of the Publicly-held Shares through a tender offer and merger at a cash price of $37.00 per Share, subject to the approval of the Company Board (the "Proposal"). The Company Board appointed a special committee comprised of members of the Company Board not affiliated with Parent (the "Special Committee") to consider the Proposal. See "SPECIAL FACTORS -- Background of the Offer." As a result of the Special Committee's advice that it would not recommend acceptance of the Offer, on October 27, 1998, Parent withdrew the Proposal. Parent disclosed to the Company Board on October 27, 1998 and publicly announced on October 28, 1998 its intention to commence the Offer in order to give the Company's stockholders the opportunity to receive the Offer Price, which Parent believes represents a full and fair price for the Shares for the reasons described below under "SPECIAL FACTORS -- Fairness of the Offer." In addition, in light of Parent's withdrawal of the Proposal, on October 27, 1998 the Special Committee was dissolved by the Company Board, a majority of the members of which are persons affiliated with Parent. The Offer has not been approved and its acceptance is not being recommended by the Company Board or any committee thereof. Each stockholder should make its own determination as to whether to accept or reject the Offer. See "SPECIAL FACTORS -- Background of the Offer."

     Parent and Purchaser currently intend, following the consummation of the Offer, to seek to have the Company effect a merger (the "Second Step Merger") in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") in which Purchaser will be merged with and into the Company. At the effective time of the Second Step Merger (the "Effective Time"), each Share not tendered pursuant to the Offer (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser or any subsidiary thereof, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration"). Following consummation of the Second Step Merger, the Company would continue as the surviving corporation (the "Surviving Corporation") and would be a wholly-owned subsidiary of Parent.

     If Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of Parent's currently-owned Shares to Purchaser), Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the Company Board or any committee thereof or of the stockholders of the Company, pursuant to the "short form" merger provisions of Section 253 of the DGCL. In such circumstances, Purchaser currently intends to so effectuate the Second Step Merger as soon as practicable. See "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer."

     If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Company Board of an agreement between the Company, Parent and Purchaser with respect to the Second Step Merger (a "Merger Agreement") and the adoption of the Merger Agreement by the holders of at least 80% of the outstanding Shares. If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser currently intend to either (i) promptly use their best efforts to take such steps as are necessary to cause the Second Step Merger to be effective pursuant to a Merger Agreement, including voting the Shares owned by them for adoption of the Merger Agreement, which will, if the Shares remain registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require filing with the United States Securities and Exchange Commission (the "Commission") of certain disclosure materials prior to adoption of the Second Step Merger by the Company's stockholders, or (ii) for an indeterminate period, delay the Second Step Merger and engage in certain open market or privately negotiated purchases, at prices which may be greater or less than the Offer Price, in order to increase Parent and Purchaser's combined ownership to or above 90% of the outstanding Shares, so as to enable Purchaser to effect the Second Step Merger as a "short form" merger. See "THE TENDER OFFER --Certain Effects of the Transaction." As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated and, similarly, no assurance can be given as to whether or when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. IN NO EVENT WILL ANY INTEREST BE PAID ON THE MERGER CONSIDERATION. See "SPECIAL
FACTORS -- Purpose and Structure of the Offer; Plans for the Company After the Offer."

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION. SEE "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER." PURCHASER RESERVES THE RIGHT (BUT SHALL NOT BE OBLIGATED) TO WAIVE ANY OR ALL CONDITIONS TO THE OFFER.

     THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE BOARD OF DIRECTORS OF THE COMPANY OR ANY COMMITTEE THEREOF.

     The Company has advised Purchaser that, as of October 29, 1998, there were
(i) 23,765,418 Shares issued and outstanding (the "Outstanding Shares") and (ii) 1,214,830 Shares subject to issuance under options which are presently exercisable ("Option Shares"). For purposes of calculating the Minimum Condition, the term "fully-diluted" includes only the Outstanding Shares and the Option Shares. Based upon the number of Outstanding Shares and Option Shares, Parent and Purchaser currently believe that 7,737,535 Publicly-held Shares must be tendered and not withdrawn to satisfy the Minimum Condition.

     According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Company's 10-K"), there were approximately 553 holders of record of Shares on February 20, 1998. In addition, according to the Company's 10-K, as of December 31, 1997, options to purchase approximately 2,227,354 Shares (the "Company Options") were outstanding. Purchaser is not offering to acquire the Company Options in the Offer. Each holder of a Company Option that is vested may exercise such Company Option prior to the consummation of the Offer and the Shares received upon such exercise may be tendered pursuant to the Offer. It is Parent's intention that each Company Option that is vested and outstanding immediately prior to the consummation of the Second Step Merger will no longer be exercisable for the purchase of Shares but will entitle each holder thereof, in cancellation and settlement therefor, to a cash payment promptly after the consummation of the Second Step Merger equal to the product of (x) the total number of Shares subject to such Company Option and (y) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option. It is also Parent's intention that action be taken in accordance with the Company's plans so that each unexpired Company Option that is unvested immediately prior to the consummation of the Second Step Merger will no longer be exercisable for the purchase of Shares, but will be converted to an option ("Parent Option") to purchase shares of common stock, par value $1.00 per share, of Parent ("Parent Shares") as described under "SPECIAL FACTORS -- Purpose and Structure of the Offer; Plans for the Company after the Offer."

     Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), which is acting as the Dealer Manager (in such capacity, the "Dealer Manager") in connection with the Offer, BankBoston, N.A. which is acting as the Depositary (the "Depositary") in connection with the Offer, and MacKenzie Partners, Inc., which is acting as the Information Agent (the "Information Agent") in connection with the Offer. See "THE TENDER OFFER -- Fees and Expenses."

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

     The Company is the surviving corporation of a merger in 1983 of a wholly-owned Parent subsidiary with Bethesda Research Laboratories, Inc., a Maryland corporation. Parent had acquired the business operated by its subsidiary as part of its acquisition of The Mogul Corporation in 1977. After such merger, Parent owned approximately 64% of the Shares and voting power of the Company.

     The Company has been operating as an independent public company since prior to 1986. In 1986, certain Company stockholders sold shares in an underwritten public offering. Subsequent issuances of shares by the Company for purposes such as the conversion of convertible debentures and the exercise of employee stock options further reduced Parent's ownership to its present 51.5% level.

     In 1998, as part of a strategic review of Parent's entire business, Parent's management evaluated its investment in the Company. In this regard, Merrill Lynch was engaged to provide Parent with financial advisory and investment banking services in accordance with an engagement letter dated May 1, 1998. The results of this strategic review were presented to Parent's Board of Directors (the "Parent Board") at an informal meeting held on June 23, 1998 and at a regular meeting held on June 24, 1998, including management's recommendation that Parent seek to acquire all of the Company's equity interest which Parent did not then own. The Parent Board concluded that, if such acquisition were to be sought and completed, it would be desirable for J. Stark Thompson, Ph.D., the chief executive officer of the Company, to continue in that capacity.

     On June 30, 1998, K. Grahame Walker, Parent's Chairman and Chief Executive Officer, met with Dr. Thompson. Mr. Walker advised Dr. Thompson of the possibility of Parent making an acquisition proposal at the regular meeting of the Company Board on July 7, 1998. Mr. Walker also said that Parent would have no present intention to change any of the Company's senior executives or other management members, to reduce the Company's employee workforce, to move the Company's headquarters or, except as noted below, to change the Company's employee benefit plans in the foreseeable future. Mr. Walker noted, however, that Parent's management would intend that the Company's employees become part of Parent's stock option plan (which would result in option grants to fewer Company employees and in smaller amounts than under the past operation of the Company's stock option plans). Mr. Walker also advised Dr. Thompson that, if the proposal were to be made and consummated, Parent would wish Dr. Thompson to continue as the Company's chief executive officer and would be interested in nominating Dr. Thompson to become a member and Vice Chairman of the Parent Board.

     On July 6, 1998, in a special telephone meeting of the Parent Board, the Parent Board authorized Mr. Walker to make a proposal on behalf of Parent to acquire all of the shares of the Company not currently owned by Parent for $37.00 per share in cash.

     On July 7, 1998, at a regular meeting of the Company Board, Mr. Walker delivered the following letter to the Company Board:

          As you know, the corporate strategy of Dexter Corporation ("Dexter") is to participate in growth markets for specialty materials which can be differentiated by proprietary technology. Life Technologies, Inc. ("LTI"), as a specialty chemical company exclusively serving the biotechnology market, is an important element in implementing this strategy. The Board of Directors of Dexter has now concluded that its corporate goals would be better served if it owned all of the equity interest in LTI.

          Dexter has great confidence in LTI's strategic direction and management. The separate identity of LTI would be continued and its executives and other employees would be retained.

          Accordingly, I am pleased to make the following proposal on behalf of Dexter to acquire all of the outstanding common shares of LTI not currently owned by Dexter (the "Public Shares"). The principal terms of our proposal are as follows:

        1. The acquisition would be implemented through a cash tender offer followed by a merger of a Dexter subsidiary into LTI (collectively, the "Transaction").

        2. The Transaction would result in all holders of Public Shares receiving $37 per share in cash. The Transaction would involve an aggregate payment of approximately $420 million to the holders of Public Shares, based on the number of Public Shares stated in the LTI 10-Q as of March 31, 1998.

        3. Initiation of the Transaction would be subject to, among other things, approval by the Board of Directors of LTI, including the approval of the unaffiliated directors, execution of a definitive agreement, and other conditions customary in transactions of this type.

        4. The Transaction would be financed through Dexter's available cash and committed facilities.

        5. LTI's officers and other employees would continue on their present terms for the foreseeable future, except that LTI vested stock options would be cashed out, LTI nonvested stock options would be converted to Dexter stock options on terms reflecting the price paid for the Public Shares, and future long term incentive awards of Dexter stock or stock options would be determined in a manner consistent with that followed in respect of other officers and employees of Dexter.

          We believe that our proposal is fair to, and in the best interest of, LTI and holders of Public Shares. The proposed acquisition price represents a premium of approximately 13% and close to 16% over the average closing price of LTI common stock on NASDAQ over the past 30 trading days and the one year ended July 2, 1998, respectively.

          We would like to make it clear that Dexter is not interested in selling its interest in LTI and thus there is no realistic prospect of sale of a controlling interest in LTI to a third party.

          We understand that you may wish to have this proposal considered by a special committee of independent directors and that such committee may wish to retain its own advisors to assist in those deliberations. We invite such representatives to meet with our advisors to discuss this proposal at your earliest convenience.

          We hope you will view our proposal favorably and give it your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

          We look forward to hearing from you soon.

     Following receipt of the Proposal at such meeting, the Company Board adopted a resolution forming the Special Committee to consider and respond to the Proposal. Thomas H. Adams, Ph.D., Frank E. Samuel, Jr., and Iain C. Wylie were appointed as the members of the Special Committee, with Dr. Adams to act as chairman. In addition, the resolution directed the Company to pay Dr. Adams $25,000 and each of Messrs. Samuel and Wylie $17,500 in fees for their services as members of the Special Committee in addition to their expenses incurred in such capacity. Dr. Adams and Messrs. Samuel and Wylie are each unaffiliated with Parent.

     During the meeting, Parent issued the following press release, which announced both the Proposal and Parent's intention to sell its packaging coatings business (which is not related to the Company's business):

             Dexter Corporation (NYSE: DEX) today announced two major strategic initiatives to better position the company to achieve its long-term growth objectives. Those steps include the acquisition of the remaining 48% equity in Life Technologies, Inc. (NASDAQ: LTEK), a 52% Dexter-owned subsidiary, and the sale of Dexter's Packaging Coatings business, including Dexter S.A., its French coatings subsidiary.

             K. Grahame Walker, Chairman and Chief Executive Officer of Dexter Corporation said, "Today's announcement furthers our stated objective of focusing our efforts and resources on profitable, high-growth businesses with strong market positions that have the ability to generate consistently strong earnings. With the consummation of these two transactions, our core specialty materials businesses will hold strong positions in the biotechnology, electronics, nonwovens and aerospace markets. We will be a more focused company whose specialty materials deliver real value to our customers with products based on proprietary technology. The transaction enables Life Technologies' employees and customers to be part of a widely respected global company whose growth prospects are extremely bright."

             Dexter has proposed to the Life Technologies' Board of Directors that it acquire the approximately 11.3 million shares of Life Technologies it does not currently own, at a price of $37 per share in cash, or approximately $420 million, net, excluding payment of exercisable stock options. The acquisition of the publicly owned shares of Life Technologies offers its shareholders an 18% premium over the July 6, 1998 closing price. The offer will be financed through Dexter's available cash and a committed credit facility arranged by First Chicago Capital Markets, Inc. The proposal is subject to the approval of Life Technologies' Board of Directors. Dexter anticipates that the Life Technologies Board will form a special independent committee to consider the proposal.

             The acquisition will give Dexter access to the significant cash flow generated by Life Technologies which will be used to fund future growth and repay indebtedness.

             "Our decision to acquire the balance of the Life Technologies shares reflects our view that the biotechnology industry, in which Life Technologies' products have a strong position, should continue to expand in the medical and agricultural markets. Moreover, we are impressed by Life Technologies' management and look forward to working even more closely with them," Mr. Walker said.

             The plan to divest Dexter's Packaging Coatings unit -- a business that has a range of products serving the beer, beverage and food can, aerosol and tube markets -- followed an exhaustive study of Dexter's competitive position in a rapidly consolidating industry. Packaging Coatings and Dexter S.A. had combined 1997 sales of $208 million. "Our Packaging Coatings business represents an attractive acquisition opportunity for other market participants," Mr. Walker noted.

             Dexter has retained Merrill Lynch & Co. as financial advisor on the transactions.

             Statements made in this press release which are not historical are forward-looking statements and as such are subject to a number of risks. These and other risks and uncertainties are detailed in Dexter's Form 10-K, for the year ended December 31, 1997.

             Dexter is a global specialty materials supplier with three operating segments: specialty polymers, nonwovens and a majority ownership in Life Technologies. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets. In 1997 Dexter's consolidated net sales were $1.15 billion and it earned $56.4 million.

             Life Technologies, Inc. develops, manufactures and supplies more than 3,000 products used principally in life sciences research and commercial manufacture of genetically engineered products. The company is a leading supplier of sera and other cell growth media, as well as enzymes and other biological products necessary for recombinant DNA procedures.

The foregoing press release was issued after trading on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") closed on July 7, 1998 and, based on the Company's closing price that day of $31.00 per share, the $37.00 per share proposed price represented a premium of 19.4%.

     From July 8 to July 10, 1998, eight complaints were filed in the Delaware Chancery Court in Wilmington, Delaware, initiating lawsuits seeking to block implementation of the Proposal. On September 8, 1998, a consolidation order was issued appointing an executive committee of plaintiffs' counsel. There have been no further significant developments in such litigation.

     On July 27, 1998, at a special telephonic meeting of the Company Board, the Special Committee advised the Company Board that it had selected Goldman Sachs & Co. ("Goldman Sachs") to act as its financial advisor and Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton") to act as its legal counsel. At such meeting, the Company Board also elected Peter G. Kelly, a director of Parent, to fill the vacancy on the Company Board created by the resignation of Rita R. Colwell, Ph.D., who prior to July 7 had announced her intention to so resign as of August 1, 1998. Prior to this meeting, Dr. Thompson had suggested other persons to Mr. Walker to fill this vacancy. Five Company directors, including Dr. Thompson, voted in favor of Mr. Kelly's election, Dr. Adams and Mr. Wylie voted against Mr. Kelly's election and Mr. Samuel was absent from the meeting. Accordingly, the Company Board presently consists of Dr. Thompson, Dr. Adams, Messrs. Samuel and Wylie, three executive officers of Parent and two independent directors of Parent.

     On August 3, 1998, the Company issued a press release announcing the engagement of Goldman Sachs and Wachtell Lipton by the Special Committee.

     On August 17, 1998, at a special telephonic meeting of the Company Board, the Special Committee reported that it had commenced its evaluation of the Proposal, with the assistance of the Special Committee's advisors, with a visit to the Company's headquarters on August 4, 1998. Representatives of Parent's legal counsel and the Special Committee's legal counsel also participated in the August 17 meeting.

     Effective as of August 18, 1998, the Company Board, acting by unanimous written consent, clarified and supplemented its prior Special Committee resolutions to, among other things, increase the fees for services as members of the Special Committee to $75,000 for Dr. Adams as Chairman and $50,000 to each of Messrs. Samuel and Wylie, reimburse their expenses, and pay all other customary fees and expenses as members of the Company Board (other than fees for attending meetings of the Special Committee).

     On August 20, 1998, following a meeting of the Special Committee with its financial advisor and legal counsel, such advisor and counsel held a telephonic meeting with executive officers of Parent and representatives of Parent's financial advisors and legal counsel. The Special Committee's financial advisor and legal counsel reported generally on the Special Committee's activities, including meetings and conference calls with the Company's management. The Special Committee's financial advisor requested that Parent provide various written materials in its possession concerning the Company prepared by Parent or the Company. Responsive materials were provided by Parent, through its financial advisor, to the Special Committee's financial advisor on August 25, 1998.

     On August 31, 1998, at a special telephonic meeting of the Company Board, the Special Committee reported that it planned to hold a meeting with its financial advisor and legal counsel the following week. Representatives of Parent's legal counsel and the Special Committee's legal counsel also participated in the August 31 meeting.

     On September 14, 1998, in a telephonic meeting with executive officers of Parent, the Special Committee advised Parent's officers that based on its work to date, it did not believe that the Proposal adequately reflected the value of the Company's prospects. The Special Committee noted its particular focus on the Company's research and development plans and projects not included in the Company's 1998 strategic plan (the "R&D Pipeline") (the Company's 1998 strategic plan encompasses the years 1998 to 2000 and was presented to the Company Board in December 1997 (the "1998 Strategic Plan")). The Special Committee also reported that it had received inquiries from one or more unnamed third parties, which were not pursued by such third parties after they were advised of Parent's lack of interest in disposing of its controlling block of Shares. Neither Parent nor Merrill Lynch has received any such inquiry to date.

     On September 17, 1998, Parent's and the Special Committee's financial advisors met. At such meeting, Goldman Sachs presented to Merrill Lynch a financial model derived from information provided by the Company's management. The model contained projected income and cash flow statements for the Company's business for each year from 1998 through 2002 (the "Base Case Projections"). According to the Special Committee's financial advisors, these Base Case Projections were based on the 1998 Strategic Plan. The financial forecasts for the years 2001 and 2002 were described as simplified extrapolations of the 1998 Strategic Plan. These Base Case Projections set forth revenues rising at a compound annual rate of 9.5% from $361.4 million in 1998 to $519.5 million in 2002, net income rising at a compound annual rate of 14.3% from $38.1 million in 1998 to $65.0 million in 2002, earnings before interest and taxes ("EBIT") rising at a compound annual rate of 13.7% from $59.7 million in 1998 to $99.8 million in 2002, and free cash flow rising at a compound annual rate of 37.1% from $13.7 million in 1998 to $48.6 million in 2002.

     In addition, Goldman Sachs presented to Merrill Lynch a financial model which contained projections of additional revenues and EBIT to be realized from the R&D Pipeline each year from 1998 through 2002 (the "R&D Projections"). These projections were represented as being incremental to the Base Case Projections. According to Goldman Sachs, the R&D Projections were developed with the Company's management after its appointment as financial advisor to the Special Committee. In the R&D Projections provided by Goldman Sachs, approximately 68% of the revenues in 2002 and approximately 73% of the EBIT in 2002 would be attributable to five of the 21 projects covered by such projections.

     The R&D Projections provided by Goldman Sachs reflected potential revenues and EBIT, which were risk adjusted through the utilization of a probability of success factor for each project (meaning the probability that the revenues and EBIT projected for such project would be realized), which factors ranged from 40% to 90%, with an implied weighted average of 73% based on 2002 revenue. The R&D Projections for aggregate revenues, EBIT and free cash flow (defined as tax effected EBIT plus depreciation and amortization less changes in working capital and capital expenditures) ("Free Cash Flow") were as follows:

                                                  SUMMARY R&D PROJECTIONS ($ IN MILLIONS)
                                                -------------------------------------------
                                                1998     1999     2000      2001      2002
                                                -----    -----    -----    ------    ------
Revenues......................................   1.6     25.2     64.6     116.2     164.6
EBIT..........................................   0.5      3.8     12.5      27.7      46.7
Free Cash Flow................................  (0.5)    (4.8)    (4.3)      1.3      14.1

     Goldman Sachs reported that it had undertaken various analyses of the Company, which Goldman Sachs did not characterize as a full range of valuation methodologies, as reflecting the complete analysis shared with the Special Committee or as its definitive valuation analysis. One of Goldman Sachs' analyses based on the discounted cash flows of the Company presented a value of $40.83 to $49.32 per Share for the Base Case Projections (utilizing an exit multiple range of 14x to 16x 2002 EBIT and a discount rate range of 10% to

12%), and an incremental value of $10.37 to $13.05 per Share for the R&D Projections (utilizing an exit multiple range of 17x to 18x 2002 EBIT and a discount rate range of 25% to 30%).

     SEE "THE TENDER OFFER -- CERTAIN INFORMATION CONCERNING THE
COMPANY -- PROJECTIONS" FOR CERTAIN QUALIFYING STATEMENTS REGARDING THE BASE CASE PROJECTIONS AND THE R&D PROJECTIONS.

     On October 1, 1998, members of the Company's management met at the Company's headquarters with Dr. Adams, executive officers of Parent, and representatives of Parent's and the Special Committee's respective financial advisors and legal counsel. The principal purpose of the meeting was to review the status of the R&D Pipeline, the R&D Projections and the context in which such projections were assembled. The Company's management stated that, prior to receiving the Proposal, the Company had never quantified potential revenue and profit forecasts relating to the R&D Pipeline and, in addition, was unable to provide meaningful data on the historical productivity of its overall R&D effort.

     At the same meeting, the Company's management explained that in the past several years, its research and development program generally has focused on fewer potential products with larger potential value, which are based on the Company's core competencies and existing customer base; and that in light of market and technological changes, the Company expected to see its revenues increasingly be derived from customized services and licensing, rather than the Company's current line of products.

     On October 8, 1998, a telephonic meeting was held among members of the Company's management, Dr. Adams, executive officers of Parent and representatives of Parent's and the Special Committee's respective financial advisors and legal counsel. The principal purpose of the meeting was to consider questions from Parent and its advisors concerning the Company's Base Case Projections and planning process. The Company's management noted that the 1998 Strategic Plan consists of a profit plan for 1998 and projections for 1999 and 2000 (all of which had been presented to the Parent Board in December 1997). They explained that the one-year (1998) profit plan was prepared in great detail on a product by product basis, but that the two-year projections (1999 and 2000) were prepared on a very general basis solely by the Company's chief executive officer, chief financial officer and controller, who had concluded that 9 1/2% revenue growth and 14-15% earnings growth were appropriate assumptions.

     In response to questions, the Company's management said that they expected the Company to realize its planned 1998 revenue, but that 1998 earnings were likely to be approximately 3% below the profit plan forecast, due primarily to costs associated with intellectual property litigation, currency fluctuations and costs associated with the Special Committee's assessment of the Proposal, offset in part by a reduction in the Company's tax rate. They also stated their belief that a 9 1/2% revenue growth projection through 2002 was reasonable without expecting any contribution from the R&D Pipeline. They explained that, of such 9 1/2% revenue growth, 6% was expected to come from overall market growth, 1 1/2% from the Company's gain in market share and 2% from the commercialization of research and development projects not part of the R&D Pipeline. They also confirmed that the R&D Pipeline results were not included in the Company's Base Case Projections even though the R&D Projections were significant in the 1998 Strategic Plan years of 1999 and 2000.

     On October 14, 1998, the Parent Board held a special telephonic meeting to receive reports on the Proposal from Parent's management and its financial advisor on the Special Committee's response to the Proposal and related matters.

     On October 15, 1998, Merrill Lynch met with Goldman Sachs to discuss the Goldman Sachs' analysis and provide Goldman Sachs with Parent's position on the Proposal. Merrill Lynch explained that Parent and Merrill Lynch did not believe that the methodology used by the Special Committee and its advisors to evaluate the Proposal was appropriate. In particular, Parent and Merrill Lynch did not believe that the R&D Projections were reliable indicators of potential revenue and profitability incremental to the Base Case Projections nor did they believe the Special Committee utilized appropriate probability factors or valuation techniques when determining the value of the Base Case and R&D Projections. Accordingly, Merrill Lynch informed Goldman Sachs that Parent, after consultation with Merrill Lynch, believed $37.00 per Share continued to be a full and fair offer. For more information regarding the presentation by Merrill Lynch to Goldman Sachs, see "SPECIAL FACTORS -- Fairness of the Offer" and "-- Analysis of Financial Advisor to Parent."

     On October 20, 1998, representatives of Goldman Sachs advised representatives of Merrill Lynch that, after reviewing the information exchanged at an October 15, 1998 meeting with the Special Committee, further work was required to respond to the Proposal but that no time for such response could be established.

     On October 23, 1998, at a regular meeting of the Parent Board, Parent's management and representatives of Parent's financial advisors and legal counsel reviewed with the Parent Board the status and fairness of the Proposal. See "Certain Factors -- Fairness of the Offer". Mr. Walker advised the Parent Board that he had convened a special telephonic meeting of the Company Board for Tuesday, October 27, 1998, to receive a report on the status of the Special Committee's review of the Proposal from the Special Committee. The Parent Board authorized Mr. Walker to withdraw the Proposal if he believed that to be in Parent's best interest; the Parent Board also authorized Parent to proceed with the Offer if the Proposal was withdrawn.

     On October 26, 1998, a telephonic meeting was held among representatives of Goldman Sachs and Merrill Lynch. Goldman Sachs reported it had held a telephonic meeting with the Special Committee and representatives of the Special Committee's legal counsel on the preceding Friday, October 23. Goldman Sachs reported that the Special Committee had reviewed the issues raised by Merrill Lynch on October 15, 1998 and had reaffirmed its beliefs in regard to the Proposal, and in particular, the need for a greater recognition of the R&D Pipeline value in the Proposal. Goldman Sachs also said that application of the valuation methodologies it utilized presented a composite value of $36.00 to $52.00 per Share, after giving effect to both the Base Case Projections and the R&D Projections.

     In the morning of October 27, 1998, Goldman Sachs advised Merrill Lynch that the Special Committee would not recommend approval of any price per Share "in the $30s." Goldman Sachs also said that, although the Special Committee believed that its valuations would support a price per Share "in the $50's," the committee would be willing to consider a price per Share "in the $40s."

     In the afternoon of October 27, 1998, a special telephonic meeting of the Company Board was held, with all members of the Board and representatives of Parent's and the Special Committee's respective legal counsel in attendance. Dr. Adams reported that additional work of the Special Committee and its advisors had reinforced the Special Committee's views as to the value of the Shares and that it would not recommend approval of the Proposal or any other price "in the $30s." In response to questions, Dr. Adams stated that, although the Company's underlying values would support a broad range of prices, including prices per Share "in the $50s," he believed that the Special Committee would be able to respond to a proposed price per Share "in the $40s." However, Dr. Adams did not give the Company Board an indication of an exact price that the Special Committee would recommend.

     Mr. Walker then read the following letter from Parent withdrawing the
Proposal:

          I am writing to advise you that Dexter Corporation ("Dexter") is withdrawing its July 7, 1998 proposal to acquire all of the outstanding shares of Life Technologies, Inc. ("LTI") that it does not currently own for $37.00 per share in cash through a tender offer and subsequent merger that would be approved by the Board of Directors of LTI.

          As you know, Dexter has attempted to obtain a definitive response to its July 7 proposal from the Special Committee appointed by the LTI Board of Directors. At this point, the Special Committee has not accepted the proposal.

          Based upon meetings with LTI management, our internal analysis and consultation with our financial advisor, Merrill Lynch & Co., we continue to believe that $37.00 per share in cash would be a full and fair price for LTI public stockholders. The price would represent a 19.4% premium over the closing price of LTI immediately prior to the announcement of our proposal and, in Dexter's belief, a significantly larger premium based on conditions affecting the market since that time.

          Dexter has determined that it is desirable to initiate a process to enable the LTI public stockholders to accept this attractive price in a timely manner and to end the uncertainties which have arisen over the past three-and-a-half months. Accordingly, Dexter will shortly commence a tender offer for all of the outstanding shares of LTI that it does not currently own at a cash price of $37.00 per share.

     Mr. Walker next stated that, because the Proposal had been withdrawn, there appeared to be no purpose in continuing the existence of the Special Committee. The Company Board then adopted a resolution dissolving the Special Committee. All Parent-affiliated directors voted in favor of the motion, Dr. Adams and Messrs. Samuel and Wylie voted against the motion, and Dr. Thompson abstained.

     On October 28, 1998, Parent issued the following press release:

          Dexter Corporation (NYSE:DEX) today announced that it intends to commence a tender offer, for $37 per share in cash, for all outstanding shares of common stock of Life Technologies, Inc. (NASDAQ: LTEK) that it does not currently own.

          Dexter Corporation, a leading specialty materials producer, currently owns approximately 52 percent of Life Technologies' outstanding common shares. On July 7, 1998 Dexter proposed a cash tender offer and subsequent merger in which it would acquire the minority Life Technologies shares for $37 per share with the approval of Life Technologies' Board of Directors. On October 27, 1998, a special committee of independent directors of the Life Technologies Board that had been considering Dexter's proposal advised Dexter that it would not recommend approval of its offer.

          K. Grahame Walker, Chairman and Chief Executive Officer of Dexter Corporation, said: "We are disappointed that the special committee will not recommend approval of our $37 per share proposal because we continue to believe that this price is full and fair for the Life Technologies public shareholders. As we have previously informed the Life Technologies Board of Directors, we have no interest in selling our controlling block of Life Technologies shares. Our objective is still to own 100% of Life Technologies."

          "We also have a responsibility to Dexter's shareholders to end their uncertainty about the proposed transaction, which we believe will better position Dexter to achieve its long-term growth objectives. Dexter has confidence in Life Technologies' management and employees and intends to continue its strong support for growth of Life Technologies' business."

          "Accordingly, we feel we have no choice but to move forward with our tender offer and permit the Life Technologies shareholders to take immediate advantage of the premium we offered. Dexter's offer of $37 per share represents a 19.4 percent premium over Life Technologies' closing price immediately prior to the July 7 announcement and, in Dexter's belief, is a significantly larger premium based on conditions affecting the market since that date."

          Consummation of the tender offer will be conditioned upon Dexter receiving sufficient shares to own at least 80 percent of all outstanding Life Technologies shares, but will not be conditioned upon financing or any approval of the Life Technologies Board of Directors or any committee thereof. The offer is expected to begin within five business days.

          Dexter intends to acquire any shares not tendered in the offer through a merger in which the remaining shareholders would receive the same price as is paid in the tender offer. The timing and actual terms of the merger will depend upon the results of the tender offer.

          Dexter Corporation is a global speciality materials supplier with three operating segments: speciality polymers, nonwovens, and a majority ownership in Life Technologies. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets.

          Life Technologies, Inc. develops, manufactures and supplies more than 3,000 products used principally in life sciences research and commercial manufacture of genetically engineered products. The company is a leading supplier of sera and other cell growth media, as well as enzymes and other biological products necessary for recombinant DNA procedures.

FAIRNESS OF THE OFFER

     Because Parent currently owns a majority of the outstanding Shares of the Company, Parent and Purchaser are deemed "affiliates" of the Company under Rule 12b-2 of the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, Purchaser and Parent have considered the fairness of the Offer to the stockholders of the Company other than Purchaser and Parent and, in connection with the Offer, have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3").

     Purchaser and Parent believe the Offer to be fair to the Company's stockholders other than Parent. In making this determination, Purchaser and Parent have considered the analysis of Merrill Lynch set forth below (see "Analysis of Financial Advisor to Parent") in addition to the following factors:
(i) the Offer Price represents a significant premium over both the closing price for the Shares on July 7, 1998, the last full trading day prior to announcement of the Proposal (the "Pre-Announcement Date") and over the average trading price of the Shares for the 12-month period ending on the Pre-Announcement Date; (ii) since the Pre-Announcement Date, trading prices on the New York Stock Exchange, American Stock Exchange and NASDAQ have declined, as evidenced by the following declines in widely followed market averages from the Pre-Announcement Date to the trading day preceding the announcement of the Offer: Dow Jones Industrial
Average: 7.9%; Standard & Poor's 500 Index: 7.7%; and NASDAQ index: 10.0%; (iii) the Offer Price is at the higher end of the ranges of the implied value of the Shares derived from the analyses performed by Merrill Lynch and described below;
(iv) the Offer is an all-cash offer for all Publicly-held Shares which the holders thereof can accept or reject voluntarily; and (v) the Offer provides stockholders who are considering selling their Shares with the opportunity to do so without incurring the transaction costs typically associated with market sales.

     Because the Company has represented a significant investment for Parent for many years, Parent is familiar with the Company's financial information and historical performance and believes it is able to make informed judgments regarding the positive and negative aspects of the Company. As a consequence, in reaching its conclusion as to fairness, Parent and Purchaser, in consultation with Merrill Lynch, evaluated the methodology used by the Special Committee and its advisors to review the Offer Price. See "SPECIAL FACTORS -- Background of the Offer." Based on such evaluation, Parent does not believe that such methodology is appropriate. In particular, Parent does not believe that the growth and profitability prospects delineated in the Base Case Projections and the R&D Projections are reliable indicators of the Company's future financial performance.

     The following sets out Parent's beliefs, based in part upon the advice of Merrill Lynch, in regard to the fairness of the Offer, the projections and the analyses set forth by Goldman Sachs as financial advisor to the Special
Committee:

General Fairness Considerations

     - a forecast which encompasses 9.5% revenue growth and approximately 14% EBIT growth (as presented in the Base Case Projections) is consistent with the Company's publicly-stated goals, the 1998 Strategic Plan and recent experience and best represents the realistic financial prospects of the Company including commercialization of projects in the R&D Pipeline;

     - the Offer Price of $37.00 compares favorably within a discounted cash flow valuation range referred to below under "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent" of $30 to $40 per Share derived from the Base Case Projections, a 4% to 6% perpetual growth rate after 2002 and an 11% discount rate;

     - the Offer Price of $37.00 implies multiples of (i) price to estimated 1999 earnings ("1999 PE") to estimated five-year earnings growth; (ii) enterprise value (defined as market value of equity plus long-term debt, short-term debt, and the market value of preferred stock and minority interests, less cash and cash equivalents) to estimated 1998 EBIT; and
       (iii) enterprise value to estimated 1998 earnings before interest, taxes, depreciation and amortization ("EBITDA") of 1.39x, 14.8x and 12.0x, respectively, which exceed the median multiples of 0.97x, 11.7x and 9.8x, respectively, for the Public Comparables (as defined below) by approximately 25% to 40% and were at the high end of the respective multiple ranges for such Public Comparables based on their closing share prices on October 21, 1998;

     - the Offer Price of $37.00 represented a premium of 19.4% to the closing price of the Shares on the Pre-Announcement Date (July 7, 1998);

     - the market in general, and for the Public Comparables in particular, has declined since the Proposal was made on July 7, 1998; based on the average reduction in market prices for the Public Comparables of approximately 10% from July 7 to October 21, 1998, the Offer Price of $37.00 would represent a hypothetical premium of approximately 32.6%;

     - as a result of Parent's existing ownership of the Company's voting securities, the proposed transaction does not encompass a change of control, and therefore no premium should be paid by reason of any transfer of control of the Company; notwithstanding Parent's existing ownership, the Offer Price of $37.00 represents multiples of enterprise value to the last twelve months prior to the announcement of the transaction ("LTM") EBITDA of 13.0x which compares favorably to median multiples paid in change of control acquisition transactions, specifically, enterprise value to LTM EBITDA multiples of 12.3x and 11.3x for the Life Sciences Comparable Transactions (as defined below) and the Chemical Industry Comparable Transactions (as defined below), respectively.

Parent Response to Goldman Sachs Analysis

     Combined Base Case and R&D Projections

     - when aggregating the Base Case Projections and the R&D Projections (together, the "Combined Projections") for the years 1998 through 2002, the Combined Projections set forth growth rates and EBIT margins in excess of the Company's stated goals and historical experience; the Combined Projections show revenues rising from $363.0 million in 1998 to $684.1 million in 2002 implying a compound annual growth rate of 17.2% and EBIT rising from $60.2 million in 1998 to $146.5 million in 2002 implying a compound annual growth rate of 24.9%; additionally, the Combined Projections show EBIT margins increasing by 4.8 percentage points from 16.6% in 1998 to 21.4% in 2002;

     - the Goldman Sachs preliminary aggregate valuation range for the Base Case Projections and R&D Projections of $51.20 to $62.37 implies multiples in excess of selected publicly traded comparable companies and is significantly higher than the discounted cash flow valuations deemed appropriate by Parent.

     Base Case Projections

     - the Base Case Projections give weight to significant R&D productivity in the Company's existing business segments;

     - the Company is unlikely to realize the Base Case Projections without any contribution from the R&D Pipeline, which is excluded from the Base Case Projections;

     - continued pricing pressure, the redirection of focus from the existing business to the R&D Pipeline and current economic conditions will continue to place pressure on growth rates;

     - the Base Case Projections exit multiple range of 14x to 16x 2002 EBIT is in excess of those of selected publicly traded comparable companies; a more appropriate exit valuation parameter would be a perpetual growth rate range of 4% to 6% which implies an exit multiple range of 9x to 13x EBIT (at a discount rate of 11%);

     - when sensitized for perpetual growth rates of 4% to 6% and an overall revenue growth decrease of 1% (based broadly on considerations discussed above), the discounted cash flow valuation range of the Base Case Projections is approximately $28 to $39 per Share.

     R&D Projections

     - the R&D Projections include projects which are not part of the Company's historical business focus and which will compete with products and services offered by well established market leaders, some of whom have greater technical and financial resources than the Company;

     - the R&D Projections are characterized as incremental to the Base Case Projections which already give weight to significant R&D productivity in the Company's existing business segments;

     - the Company has never prepared projections for the R&D Pipeline prior to receiving the Proposal and accordingly there is no meaningful measure of the reliability of the R&D Projections prepared in response to the Proposal;

     - the Company has historically experienced significantly lower R&D productivity than that projected by the R&D Projections and much of the historical R&D productivity was generated by projects based on product line extensions and purchased technologies;

     - the Company has no history of simultaneously and successfully commercializing a number of major new projects of the scale reflected in the R&D Projections;

     - only two of the 21 projects in the R&D Pipeline are projected to produce revenues in 1998, which will aggregate only $1.6 million;

     - over 75% of the cumulative 1998 to 2002 revenues from the R&D Pipeline are forecast for the last two years (2001 to 2002);

     - the cumulative Free Cash Flow from the R&D Projections from 1998 to 2002 is only $5.8 million;

     - the average probability of success factor of the R&D Pipeline projects (weighted by projected 2002 revenues) is 73%, which is in excess of probability of success factors for projects with the technological and competitive risks inherent in the R&D Pipeline;

     - the 2002 revenue of $164.6 million and 2002 EBIT of $46.7 million projected to be generated by the R&D Pipeline would represent 24% and 32% of combined Company results, respectively, when added to the Base Case Projections; these gross results and percentages are significantly in excess of historical revenue and profit contribution from new projects developed and commercialized by the Company;

     - the R&D Pipeline valuation exit multiple range of 17x to 18x EBIT implies perpetual growth rates of approximately 21% to 26% (based on a discount rate range of 25% to 30%) which fail to adequately reflect competitive response, technological risk and market saturation; a more appropriate range of perpetual growth rates would be 6% to 8%;

     - the Goldman Sachs valuation of the R&D Projections of $10.37 to $13.05 per Share implies a gross value for the R&D Pipeline of approximately $255 million to $320 million, respectively, which represents 33% to 42% of the total equity value of the Company based on its closing stock price on the Pre-Announcement Date (July 7, 1998);

     - when sensitized for a perpetual growth rate of 6% to 8% and a more appropriate implied weighted average probability factor of 43% based on 2002 revenues (as opposed to an implied weighted average probability factor of 73% in the R&D Projections), the valuation utilizing a discounted cash flow methodology of the R&D Projections is reduced to approximately $1 per Company share.

SEE "SPECIAL FACTORS -- BACKGROUND OF THE OFFER." SEE "THE TENDER OFFER -- CERTAIN INFORMATION CONCERNING THE COMPANY -- PROJECTIONS" FOR CERTAIN QUALIFYING STATEMENTS REGARDING THE BASE CASE PROJECTIONS AND THE R&D PROJECTIONS.

ANALYSIS OF FINANCIAL ADVISOR TO PARENT

     Parent retained Merrill Lynch to act as its financial advisor (and not the advisor to or agent of any other person) in connection with a possible proposal by Parent to acquire the Publicly-held Shares. In connection with that retention, Parent requested that Merrill Lynch perform certain valuation analyses with respect to the Company and make a presentation to the Parent Board at its October 23, 1998 meeting. Parent did not request that Merrill Lynch provide any opinion as to the fairness of the Offer to Parent or its stockholders, the Company or the holders of the Publicly-held Shares or perform any independent examination or investigation of the Company's business or assets. Merrill Lynch's presentation does not constitute a recommendation to the holders of the Publicly-held Shares as to whether such stockholders should or should not tender Shares pursuant to the Offer. The Company had no role in Parent's selection of Merrill Lynch or in formulating any of the terms under which Merrill Lynch was to prepare its presentation.

     In preparing its presentation, Merrill Lynch, among other things: (1) reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant; (2) reviewed certain information relating to the business, earnings, cash flow, assets and prospects of the Company furnished to Merrill Lynch by members of Parent's management who monitor the operations of the Company; (3) conducted discussions with members of Parent's management who monitor the operations of the Company concerning the matters described in clauses (1) and (2) above, as well as the Company's business and prospects; (4) reviewed the Base Case Projections, the R&D Projections and the Combined Projections and discussed such projections with representatives of Goldman Sachs, members of the Company's management and members of Parent's management who monitor the operations of the Company; (5) reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant; (6) reviewed the results of operations of the Company and compared them with those of certain companies which Merrill Lynch deemed to be relevant; (7) reviewed premiums paid in certain transactions involving the acquisitions of minority interests which Merrill Lynch deemed to be relevant; and (8) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary or appropriate, including its assessment of general economic, market and monetary conditions.

     In preparing its presentation, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertaking any independent evaluation or appraisal of the assets or liabilities of the Company. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. The Merrill Lynch presentation was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and the information made available to Merrill Lynch as of, the date thereof. In preparing the Merrill Lynch presentation, Merrill Lynch had only limited access to the management of the Company.

     At the October 23, 1998 meeting of the Parent Board, Merrill Lynch, in order to assist the Parent Board in its consideration of the fairness of the Proposal, delivered a written and oral presentation analyzing from a financial point of view the $37 per Share offered to the holders of the Publicly-held Shares pursuant to the Proposal. Merrill Lynch, prior to making its oral presentation to the Parent Board, distributed to the members of the Parent Board copies of its written presentation. In delivering its presentation to the Parent Board of Directors, Merrill Lynch discussed certain financial and comparative analyses contained in its written presentation and other matters it deemed relevant. Among various analyses that Merrill Lynch presented to the Board were the following:

     Historical Stock Price Analyses. Merrill Lynch reviewed the trading performance of the Shares for the period from July 7, 1998 (the last trading date before the public announcement of the proposal) to October 21, 1998 in light of the trading performance of the Standard & Poor's 500 Index and a broad group of publicly traded companies that Merrill Lynch deemed to be reasonably similar to the Company (the "Public Comparables"). The Public Comparables consisted of Beckman Coulter, Inc., Bio-Rad Laboratories, Inc., C.R. Bard, Inc., Cambrex Corp., Dionex Corp., Millipore Corp., Nycomed Amersham plc, Perkin Elmer

Corp., Sigma-Aldrich Corp., Techne Corp., Thermo BioAnalysis Corp., VWR Scientific Products Corp. and Waters Corp. Merrill Lynch noted that during this period, the price of the Shares increased 8.9%, while the Standard & Poor's 500 Index declined 7.3% and the Public Comparables declined 10.0%.

     Projected Financial Results. Merrill Lynch summarized the key assumptions to the financial projections reviewed by it and noted that Parent's management had received the Base Case Projections from Goldman Sachs and that such projections were based on the Company's 1998 Profit Plan and an extrapolation of such plan for the years 1999 to 2002. Such projections were based upon 9.5% annual revenue growth, stable gross margins, constant research and development expenditures of 6% of total sales and the leveraging of selling, general and administrative expenses, all of which were projected to improve EBIT margins from 16.5% in 1998 to 19.2% in 2002. Merrill Lynch also stated that it and Parent's management had reviewed the R&D Projections provided by Goldman Sachs, which projections had been characterized by Goldman Sachs as incremental to the Base Case Projections. Merrill Lynch noted that Parent's management had disagreed with several key underlying assumptions to the R&D Projections, including market penetration, attainment of margins and probability of success assessments, as well as the characterization that such results would be incremental to the Base Case Projections. Based on this review, Merrill Lynch stated its and Parent's management's belief that the Base Case Projections reflect the best assessment of the Company's overall business prospects and that such Base Case Projections give weight to the commercialization of new projects, including those projects in the R&D Projections.

     Merrill Lynch also summarized the Base Case Projections that were provided to Merrill Lynch by Goldman Sachs. These projections set forth net sales rising at a compound annual growth rate of 9.5% from $361.4 million in 1998 to $519.5 million in 2002; EBITDA rising at a compound annual growth rate of 12.3% from $74.0 million in 1998 to $117.8 million in 2002; EBIT rising at a compound annual growth rate of 13.7% from $59.7 million in 1998 to $99.8 million in 2002; net income rising at a compound annual growth rate of 14.3% from $38.1 million in 1998 to $65.0 million in 2002; and diluted earnings per share ("EPS") rising at a compound annual growth rate of 14.3% from $1.55 per Share in 1998 to $2.65 per Share in 2002 (before giving effect to the dilutive impact of the future issuance of options). See "-- Review of Goldman Sachs Analysis."

     Analysis of Selected Comparable Publicly Traded Companies. Using publicly available information and estimates of future financial results published by First Call Corporation and selected brokerage firms, Merrill Lynch reviewed certain financial and operating information and ratios for the Company with the corresponding financial and operating information and ratios for the Public Comparables. Merrill Lynch compared as of October 21, 1998 (1) the ratio for each of the Public Comparables (except for Nycomed Amersham plc, for which an estimated growth rate was not available) of such company's estimated 1999 PE to estimated five-year earnings growth (as published by First Call Corporation);
(2) the enterprise value of each of the Public Comparables (except for Techne Corp., for which projected information was not available) as a multiple of estimated 1998 EBIT; and (3) the enterprise value of each of the Public Comparables (except for Techne Corp., for which projected information was not available) as a multiple of estimated 1998 EBITDA. The following multiples were derived from such calculations: (1) for the ratio of estimated 1999 PE to estimated five-year growth in EPS, a range of 0.31x to 1.74x, with a mean of 0.99x and a median of 0.97x (as compared to the multiple implied by the Proposal of 1.39x); (2) for enterprise value as a multiple of estimated 1998 EBIT, a range of 5.0x to 18.8x, with a mean of 12.7x and a median of 11.7x (as compared to the multiple implied by the Proposal of 14.8x); and (3) for enterprise value as a multiple of estimated 1998 EBITDA, a range of 3.8x to 15.6 x, with a mean of 10.2x and a median of 9.8x (as compared to the multiple implied by the Proposal of 12.0x).

     Analysis of Change of Control Acquisitions. Using publicly available information, Merrill Lynch reviewed the purchase prices and multiples paid in selected mergers and acquisitions transactions in the life sciences industry and in the chemical industry. The acquisitions (acquired company/acquiror) in the life sciences industry were Amicon Separation Science Business of W.R. Grace & Co./Millipore Corp. (November 1996); HemoCue Intressenter, AB/IMCERA Group Inc. (September 1992); Coulter Corp./ Beckman Instruments Inc. (September 1997); Synectics Medical AB/Medtronic, Inc. (March 1996); Applied Biosystems Inc./Perkin-Elmer Corp. (October 1992); Nycomed ASA/Amersham International plc

(July 1997); BioWhittaker, Inc./Cambrex Corp. (August 1997); and Life Sciences International plc/Thermo Instrument Systems Inc. (January 1997) (collectively, the "Life Sciences Comparable Transactions"). The acquisitions in the chemical industry were Allied Colloids Group plc/Ciba Specialty Chemicals Holding Inc. (January 1998); Loctite Corp./Henkel KGaA (October 1996); Petrolite Corp./Baker Hughes Inc. (February 1997); Unilever Specialty Chemicals Division of Unilever plc and Unilever NV/Imperial Chemical Industries plc (May 1997); Thompson Minwax Holding Corp./The Sherwin-Williams Co. (November 1996); and CPS Chem./Allied Colloids Group plc (November 1996) (collectively, the "Chemical Industry Comparable Transactions").

     With respect to both the Life Sciences Comparable Transactions and the Chemical Industry Comparable Transactions, Merrill Lynch reviewed the ratio of the transaction value (defined as the offer value plus net debt assumed) of each acquisition to LTM EBITDA of the acquired company. For the Life Sciences Comparable Transactions, this analysis yielded a range of multiples of 8.9x to 23.1x, with a mean of 14.7x and a median of 12.3x (as compared to the multiple implied by the Proposal of 13.0x). For the Chemical Industry Comparable Transactions, this analysis yielded a range of multiples of 10.1x to 14.4x, with a mean of 11.8x and a median of 11.3x (as compared to the multiple implied by the Proposal of 13.0x). Merrill Lynch noted for the Parent Board that the Life Sciences Comparable Transactions and the Chemical Industry Comparable Transactions involved the acquisition of control and therefore may not be directly comparable to acquisitions of a minority interest such as that contemplated by the Proposal or the Offer.

     Discounted Cash Flow Analysis. Merrill Lynch calculated ranges of value for the Shares based upon the sum of (1) the discounted present value of the four-year (1999-2002) stream of projected after-tax cash flows of the Company, using a discount rate of 11% and (2) the present value per Share of the terminal value of the Company in 2002 (assuming perpetual growth rates of the Company's after-tax cash flows of from 4% to 6%), using a discount rate of 11%. For purposes of its discounted cash flow analysis, Merrill Lynch used the Base Case Projections. Such analysis yielded a per Share value range of from $30.00 to $40.00.

     Analysis of Premiums Paid for Comparable Acquisitions of Minority Interests. Merrill Lynch reviewed publicly available information for certain transactions involving the purchase of a minority interest which were announced between January 1, 1995 and October 21, 1998 which were deemed by Merrill Lynch to be relevant (the "Minority Interest Comparables"). For each of the Minority Interest Comparables, Merrill Lynch calculated the premium over the pre-announcement trading price represented by the acquisition price. Relative to trading prices one week prior to announcement, premiums paid for the Minority Interest Comparables ranged from 0.5% to 69.6%, with a mean of 24.8% and a median of 23.5%. Relative to trading prices one day prior to announcement, premiums ranged from 0.4% to 60.4%, with a mean of 21.2% and a median of 18.9%. Merrill Lynch noted that the proposed Offer Price represented a premium of 17.9% over the trading price of the Shares one week prior to the announcement of the Proposal and a premium of 19.4% over the trading price of the Shares one day prior to the announcement of the Proposal. Merrill Lynch also calculated an adjusted premium for each Share, which reflects an average decrease in the closing price of the Public Comparables of 10.0% between July 7, 1998 and October 21, 1998. Based on this decrease, the hypothetical adjusted price per Share on July 7, 1998 (the last trading day prior to the announcement of the Proposal) would have been $27.90, which resulted in an implied adjusted one-week premium for the Shares of 31.0% and an implied adjusted one-day premium for the Shares of 32.6%.

     Review of Goldman Sachs Analysis. Merrill Lynch reviewed for the Parent Board the Base Case Projections, the R&D Projections and the Combined Projections, each as presented by Goldman Sachs, the Special Committee's financial advisor. As part of this review, Merrill Lynch summarized the R&D Projections that were provided to Merrill Lynch by Goldman Sachs. These projections set forth risk-adjusted revenues rising at an implied compound annual growth rate of 217.2% from $1.6 million in 1998 to $164.6 million in 2002, and EBIT rising at an implied compound annual growth rate of 208.5% from $0.5 million in 1998 to $46.7 million in 2002. Merrill Lynch also reviewed for the Parent Board the views of Goldman Sachs as to the value of the Shares, which views were presented by Goldman Sachs to Merrill Lynch on September 17, 1998. Merrill Lynch noted that Goldman Sachs had characterized these views as its preliminary views and that Goldman Sachs' analysis was based primarily on an analysis of the Company's discounted cash flows. Merrill Lynch also noted that these views did not reflect the complete valuation analysis of Goldman Sachs shared with the Special Committee. Based on the foregoing, Merrill Lynch believed these valuations may represent Goldman Sachs and the Special Committee's "negotiating" views of value. Merrill Lynch reported that under the Base Case Projections, Goldman Sachs had calculated a preliminary value range for each Share of $41 to $49 as of August 31, 1998. Merrill Lynch further reported that under the R&D Projections, Goldman Sachs had calculated a preliminary additional incremental value range for each Share of $10 to $13 as of August 31, 1998.

     Merrill Lynch reviewed for the Parent Board a hypothetical sensitivity analysis of Goldman Sachs' discounted cash flow valuation of the Shares assuming the Base Case Projections. For purposes of this analysis, Merrill Lynch analyzed the sensitivity of the discounted cash flows analysis to changes in (i) year 2002 terminal value multiples and (ii) the assumed annual growth rate of the Company's revenues during the forecast period under the Base Case Projections. Such analysis demonstrated that calculating the terminal value based on a perpetual growth rate of 4.0% to 6.0% (which implies a multiple range of 2002 EBIT of approximately 9x to 13x at a discount rate of 11%), as opposed to the terminal EBIT multiples used in the Base Case Projections of 14x to 16x (which imply a perpetual growth rate of approximately 6.0% to 7.0% at a discount rate of 11%), yielded a decrease in the value per Share ranging from approximately $14 to $9 at the low end and high end of the valuation range, respectively. Such analysis also demonstrated that incrementally reducing the revenue growth rate by one percentage point to 8.5% in each year of the forecast period, as opposed to an annual revenue growth rate assumed in the Base Case Projections of 9.5%, yielded a decrease in the value of each Share of approximately $1. This sensitivity analysis for the Base Case Projections yielded a decrease in the value per Share ranging from approximately $15 to $10 at the low end and high end of the valuation range, respectively.

     Merrill Lynch also reviewed for the Parent Board a hypothetical sensitivity analysis of Goldman Sachs' discounted cash flow valuation of the Shares assuming the R&D Projections. For purposes of this analysis, Merrill Lynch analyzed the sensitivity of the discounted cash flow analysis to changes in (i) the assumed annual growth rate in perpetuity after 2002 of the Company's cash flows which is attributable to the R&D Projections and (ii) the weighted average probability of success factor that R&D Projections will be successfully generated. Such analysis demonstrated that using assumed annual perpetual growth rates of 6.0% to 8.0% after the year 2002, as opposed to the implied annual perpetual growth rates assumed in the R&D Projections of from 21% to 26% (based on EBIT multiples of 17x to 18x), yielded a decrease in the value per Share ranging from approximately $10 to $11 at the low end and high end of the valuation range, respectively. Such analysis also demonstrated that incrementally decreasing the weighted average probability of success factor of the R&D Projections by 30 percentage points to 43% based on 2002 revenue (as compared to 73% set forth in the R&D Projections) yielded a decrease in the value per Share ranging from approximately $1 to $2 at the low end and high end of the valuation range, respectively. This sensitivity analysis for the R&D Projections yielded an aggregate decrease in the value per Share ranging from approximately $11 to $13 at the low end and high end of the valuation range, respectively.

     Merrill Lynch noted that adjusting Goldman Sachs' implied per Share valuation of from $55 to $63 (derived by Merrill Lynch as of December 31, 1998 by using the mid-point of the range of discount rates for the Base Case Projections and the range of discount rates for the R&D Projections used by Goldman Sachs in its analysis) for the cumulative decrease per Share (as derived above for the Base Case and R&D Projections) of approximately $26 to $23 (as derived above) at the low end and high end of the valuation range, respectively, yielded an adjusted implied valuation per Share of approximately $29 to $40, as compared to the consideration proposed to be paid pursuant to the Proposal and the Offer of $37 per Share.

     The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its October 23, 1998 presentation. The preparation of the presentation made by Merrill Lynch is a complex process and is not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analysis must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create a misleading view of the processes underlying the Merrill Lynch presentation. Merrill Lynch did not assign relative weights to any of its analyses in preparing its presentation. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Parent, Purchaser, the Company and Merrill Lynch and involve the application of complex methodologies and educated judgment. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty.

     No public company utilized as a comparison is identical to the Company, and none of the Comparable Transactions utilized as a comparison is identical to the Offer. In addition, the multiples of estimated 1999 PE to estimated 5-year growth in EPS and the multiples of enterprise value to estimated 1998 EBIT and 1998 EBITDA are based on projections prepared by research analysts using only publicly available information. Such estimates may or may not prove to be accurate. An analysis of publicly traded companies, comparable business combinations and comparable minority interest transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or the company to which they are being compared.

     The Parent Board retained Merrill Lynch on the basis of its experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm which, as a part of its investment banking business, regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory services to Parent and has been compensated for such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the equity securities of Parent and the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     The full text of Merrill Lynch's written presentation delivered to the Parent Board on October 23, 1998 has been included as Exhibit (b) to the
Schedule 13E-3, and the foregoing summary is qualified in its entirety by reference to such exhibit. For a description of the fees payable to Merrill Lynch in connection with its engagement, see "THE TENDER OFFER -- Fees and Expenses."

     SEE "THE TENDER OFFER -- CERTAIN INFORMATION CONCERNING THE
COMPANY -- PROJECTIONS" FOR CERTAIN QUALIFYING STATEMENTS REGARDING THE BASE CASE PROJECTIONS AND THE R&D PROJECTIONS.

PURPOSE AND STRUCTURE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER

     Purpose. The purpose of the Offer is to enable Parent and Purchaser to acquire the entire equity interest in the Company. Parent desires to own the Publicly-held Shares at this time as part of its long-term strategy to focus its efforts and resources on businesses with strong market positions. See "Plans for the Company after the Offer" below.

     Structure. The Offer is structured so that no approval of the holders of the Publicly-held Shares (other than satisfaction of the Minimum Condition) or of the Company Board or any committee thereof is required. Purchaser will, subject to the conditions of the Offer, accept for payment Shares properly tendered in accordance with this Offer to Purchase and the Letter of Transmittal.

     Plans for the Company after the Offer. Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing for quotation on the Nasdaq National Market System and may, upon the initiative of the National Association of Securities Dealers, Inc. (the "NASD"), be delisted therefrom. The Nasdaq National Market System published guidelines indicate that the Nasdaq National Market System would consider delisting the Shares if, among other things, the number of holders of Shares should fall below 400 or if the number of Publicly-held Shares would fall below 750,000 or if the aggregate market value of the Publicly-held Shares should fall below $5,000,000. In the event that the Shares are no longer included in the Nasdaq National Market System, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from the Nasdaq National Market System, the market for Shares could be adversely affected. Further, Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. See "THE TENDER
OFFER -- Certain Effects of the Transaction."

     Following consummation of the Offer, Parent and Purchaser currently intend to have the Company consummate the Second Step Merger. In such event, in accordance with the relevant provisions of the DGCL, Purchaser would be merged with and into the Company. The purpose of the Second Step Merger would be to acquire all Publicly-held Shares not tendered and purchased pursuant to the Offer or otherwise held by Purchaser or Parent. In the Second Step Merger, each then-outstanding Share (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive the Merger Consideration. See "SPECIAL
FACTORS -- Appraisal Rights in the Merger." Following consummation of the Second Step Merger, the Company would continue as the Surviving Corporation and be a wholly-owned subsidiary of Parent.

     If Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of Parent's currently-owned Shares to Purchaser), Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the Company Board or of the stockholders of the Company pursuant to the "short form" merger provisions of
Section 253 of the DGCL. In such circumstances, Purchaser currently intends to so effectuate the Second Step Merger as soon as practicable. See "SPECIAL FACTORS -- Purpose and Structure of the Offer; Plans for the Company after the Offer."

     If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Company Board of a Merger Agreement and the adoption of a Merger Agreement by the holders of at least 80% of the outstanding Shares. If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser currently intend to either (i) promptly use their best efforts to take such steps as are necessary to cause the Second Step Merger to be effective pursuant to a Merger Agreement, including voting the Shares owned by them for adoption of the Merger Agreement, which will, if the Shares remain registered under the Exchange Act, require filing with the Commission of certain disclosure materials prior to adoption of the Second Step Merger by the Company's stockholders, or (ii) for an indeterminate period, delay the Second Step Merger and engage in certain open market or privately negotiated purchases, at prices which may be greater or less than the Offer Price, in order to increase Parent and Purchaser's combined ownership to or above 90% of the outstanding Shares, so as to enable Purchaser to effect the Second Step Merger as a "short form" merger. Any such acquisition of Shares by Purchaser would have to be made in accordance with applicable legal requirements, including those of Regulation 13D and Rules 10b-18 and 13e-3 under the Exchange Act. See "THE TENDER OFFER -- Certain Effects of the Transaction." As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated and, similarly, no assurance can be given as to whether or when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. IN NO EVENT WILL ANY INTEREST BE PAID ON THE MERGER CONSIDERATION. After completion or termination of the Offer, Parent and Purchaser also reserve the right, but have no current intention, to sell Shares in open market or negotiated transactions.

     Purchaser is not offering to acquire outstanding Options in the Offer. Each holder of a Company Option that is vested may exercise such Company Option prior to the consummation of the Offer and the Shares received upon such exercise may be tendered pursuant to the Offer. It is Parent's intention that each Company

Option that is vested and outstanding immediately prior to the consummation of the Second Step Merger will no longer be exercisable for the purchase of Shares but will entitle each holder thereof, in cancellation and settlement therefor, to a cash payment promptly after the consummation of the Second Step Merger equal to the product of (x) the total number of Shares subject to such Company Option and (y) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option. It is also Parent's intention that action be taken in accordance with the Company's plans so that each unexpired Company Option that is unvested immediately prior to the consummation of the Second Step Merger will no longer be exercisable for the purchase of Shares but will be converted to a Parent Option to purchase Parent Shares. Each Company Option would be converted into a Parent Option to acquire a number of Parent Shares equal to (a) the number of shares subject to such Company Option multiplied by (b) the Conversion Fraction (defined below). The exercise price applicable to such Parent Option would be equal to (x) the exercise price applicable to the Company Option divided by (y) the Conversion Fraction. The Conversion Fraction would have a numerator equal to the Merger Consideration (per share) and a denominator equal to the closing price for Parent's Shares on the day the Second-Step Merger becomes effective.

     Since prior to 1986, the Company has been operated as an independent public company. Except for the participation by Parent's designees on the Company Board and for certain corporate staff functions customary for a public company and its majority stockholder, neither Parent nor Purchaser has had any involvement in the management of the Company. See "THE TENDER OFFER -- Certain Transactions Between Parent and the Company." Following the Second Step Merger, the Company would be a wholly-owned subsidiary of Parent. Parent and Purchaser currently intend to seek to retain all management and other personnel employed by the Company, to retain the Company's headquarters and other facilities at their present locations, and, except as described below, continue the Company's employee benefit plans for the foreseeable future. Parent currently intends to terminate the Company stock option plan and include appropriate employees in Parent's stock option plan. Because of differences in the policies under which the two plans are operated, this change would result in Parent options being granted to fewer Company employees and in smaller amounts than under the past operation of the Company's stock option plans. Parent currently intends to continue to operate the Company as an independent subsidiary and has no plans to integrate its operations and research and development activities with those of Parent or Parent's other subsidiaries. However, Parent anticipates that there will be greater cooperative activity between the Company's corporate staff functions (such as treasury, tax and legal) and those of Parent. See "SPECIAL FACTORS -- Background of the Offer."

     Except as otherwise described in this Offer to Purchase, Parent and Purchaser have no current plans or proposals which relate to or would result in:
(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the Company Board or management of the Company, including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the Company Board or any change to any material term of the employment contract of any executive officer; (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (e) any other material change in the Company's corporate structure or business; (f) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (g) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the principal federal income tax consequences of the Offer and the Second Step Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Second Step Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, non-United States persons or persons who have engaged in "straddles" or other hedging transactions with respect to their Shares).

     THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE SECOND STEP MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER INCOME TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer or the Second Step Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and also may be a taxable transaction under applicable state, local, foreign and other income tax laws. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between his or her adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Second Step Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Second Step Merger. Such gain or loss generally will be capital gain or loss provided the Shares are a capital asset in the hands of the stockholders and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Second Step Merger), the Shares were held for more than one year. If a holder exercises such holder's appraisal rights and receives an amount treated as interest for federal income tax purposes, such amount will be taxed as ordinary income.

     The Taxpayer Relief Act of 1997 (the "1997 Act") and the Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act") created new categories of capital gains applicable to noncorporate taxpayers. Under prior law, noncorporate taxpayers were generally taxed at a maximum rate of 28% on net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss). Noncorporate taxpayers are now generally taxed at a maximum rate of 20% on net capital gain attributable to the sale of property held for more than twelve months. The 1997 Act and the 1998 Act did not affect the treatment of short-term capital gain or loss (generally, gain or loss attributable to capital assets held for one year or less) and did not affect the taxation of capital gains in the hands of corporate taxpayers.

     Payments in connection with the Offer or the Second Step Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the holder (a) fails to furnish such holder's social security number or taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) is subject to backup withholding due to previous failures to include reportable interest or dividend payments on such holder's federal income tax return, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such holder's correct number and that such holder is not subject to backup withholding. Backup withholding is not an additional tax, but rather it is an advance tax payment that is subject to refund if and to the extent that it results in an overpayment of tax. Certain taxpayers are generally exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering holders of Shares may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See "THE TENDER OFFER -- Procedure for Tendering Shares."

APPRAISAL RIGHTS IN THE MERGER

     No appraisal rights are available in connection with the Offer. If the Second Step Merger is consummated, however, stockholders of the Company who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares (the "Appraisal Shares"). Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Second Step

Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Second Step Merger on the amount determined to be the fair value of their Appraisal Shares. THE PRESERVATION AND EXERCISE OF DISSENTERS' APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. Annex A attached to this Offer to Purchase sets forth Section 262 regarding appraisal rights, which will only be available in connection with the Second Step Merger.

     Under Section 262, if the Second Step Merger is submitted to the stockholders of the Company at a meeting thereof, the Company must, not less than 20 days prior to the meeting held for the purpose of obtaining stockholder approval of the Second Step Merger, notify each of the Company stockholders entitled to appraisal rights that such rights are available, and must include in such notice a copy of Section 262. If no stockholder vote is required or if stockholder approval is obtained by written consent in lieu of a meeting, the Company, either before the effective date of the Second Step Merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective date of the Second Step Merger and that appraisal rights are available, and must include in such notice a copy of Section 262.

     A holder of Appraisal Shares wishing to exercise such holder's appraisal rights will be required to deliver to the Company before the taking of the vote on the Second Step Merger, or to the Company within 20 days after the date of mailing the notice described in the preceding paragraph, as the case may be, a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal (as described below) is made and must continue to hold such Appraisal Shares of record through the Effective Time. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made (if such demand is made prior to the effectiveness of the Second Step Merger), but who thereafter transfers such Appraisal Shares prior to the consummation of the Second Step Merger, will lose any right to appraisal in respect of such Appraisal Shares.

     Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the Appraisal Shares. Purchaser is under no obligation to file a petition with respect to the appraisal of the fair value of the Appraisal Shares and does not intend to do so. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262.

     If a petition for appraisal is timely filed, after hearing on such petition, the Delaware Chancery Court will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Second Step Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Appraisal Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above, monetary damages, injunctive relief or such other relief as the court may fashion may be available if a merger is found to be the product of unfairness, including fraud, misrepresentation or other misconduct.

     The costs of the proceeding may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable in the circumstances. Upon application of a stockholder, the Delaware Chancery Court may also order all or a portion of the expenses incurred by any stockholder in reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

     Any holder of Appraisal Shares who has duly demanded an appraisal in compliance with Section 262 will not, from and after the Effective Time of the Second Step Merger, be entitled to vote the Appraisal Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on those Appraisal Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time.)

     If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal, as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the consummation of the Second Step Merger, or if the stockholder delivers to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal. Any such attempt to withdraw an appraisal demand more than 60 days after the consummation of the Second Step Merger will require the written approval of Purchaser.

                                THE TENDER OFFER

TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not theretofore withdrawn in accordance with "THE TENDER OFFER -- Withdrawal Rights." The term "Expiration Date" means 12:00 Midnight, New York City time, on December 1, 1998, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION AND CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER."

     THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE BOARD OF DIRECTORS OF THE COMPANY OR ANY COMMITTEE THEREOF.

     Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any condition of the Offer. If any of the conditions described in "THE TENDER OFFER -- Certain Conditions of the Offer" have not been satisfied by 12:00 Midnight, New York City time, on December 1, 1998 (or any other time then set as the Expiration
Date), Purchaser may elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Commission, waive such condition and accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. Assuming the prior satisfaction or waiver of the conditions of the Offer and subject to the preceding sentence, Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as soon as legally permitted after the commencement thereof.

     Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

     Subject to the applicable rules and regulations of the Commission, Purchaser also expressly reserves the right, at any time and from time to time,
(i) to delay payment of any Shares regardless of whether such Shares were theretofore accepted for payment or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in "THE TENDER
OFFER -- Certain Conditions of the Offer," by giving oral or written notice of such delay or termination to the Depositary and (ii) at any time and from time to time, to amend the Offer in any respect. Purchaser's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

     Requests have been made to the Company for use of the Company's stockholder list and security position listings for disseminating the Offer to holders of Shares and communicating with holders of Shares in connection with the Offer. This Offer to Purchase and related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with "THE TENDER OFFER -- Withdrawal Rights" promptly after the latest to occur of (a) the Expiration Date, (b) the satisfaction of the Minimum Condition, and (c) subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the other conditions to the Offer set forth under "THE TENDER OFFER -- Certain Conditions of the Offer." Subject to such compliance, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share certificates or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE TENDER OFFER -- Procedure for Tendering Shares,"
(ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or in the case of the book-entry transfer, an Agent's Message and (iii) any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce such agreement against the participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under "THE TENDER OFFER -- Terms of the Offer," the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and, subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in "THE TENDER
OFFER -- Withdrawal Rights" below. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted representing more Shares than are tendered, certificates representing such unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

PROCEDURE FOR TENDERING SHARES

     Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in the case of a book entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In addition, either (i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedure set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility prior to the Expiration Date, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedures described below must be complied with.

     Signature Guarantees. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. A "NASDAQ trading day" is any day on which The Nasdaq Stock Market, Inc.'s Nasdaq National Market is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by telegram, facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE STOCKHOLDER TENDERING SUCH SHARES. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED IS RECOMMENDED.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees or, in the case of book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal.

     Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each tendering stockholder must provide the Depositary with his or her correct TIN and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See "SPECIAL FACTORS -- Certain United States Federal Income Tax Consequences" of this Offer to Purchase and Instruction 8 of the Letter of Transmittal. If the stockholder is a nonresident alien or foreign entity not subject to back-up withholding, the stockholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Appointment; Release. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after November 2, 1998). All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective upon the acceptance for payment of the Shares by Purchaser. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked, and no subsequent proxies may be given or written consent executed (and if given or executed will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities or rights be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's stockholders, any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) or acting by written consent without a meeting in respect of such Shares.

     A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 2, 1998), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

     By accepting the Offer through the tender of Publicly-held Shares and the receipt of payment for Publicly-held Shares, a tendering stockholder is (under Parent's and Purchaser's view of applicable law) barred from thereafter attacking in any legal proceeding the fairness of the consideration received by stockholders in the Offer. For this reason, the Letter of Transmittal to be executed by tendering stockholders includes a release of any such claims, which will be effective upon receipt of payment for Publicly-held Shares.

WITHDRAWAL RIGHTS

     Except as otherwise provided in this section, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after January 1, 1999. If purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser, and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this section, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the offer.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in "THE TENDER OFFER -- Procedure for Tendering Shares", any notice of withdrawal also must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in "THE TENDER OFFER -- Procedure for Tendering Shares."

PRICE RANGE OF THE SHARES; DIVIDENDS

     According to the Company's 10-K, the Shares are quoted on The National Association of Securities Dealers Automated Quotation System National Market under the symbol "LTEK." The following table sets forth, for the periods indicated, the reported high and low sales prices of the Shares on the Nasdaq National Market as reported in the Company's 10-K with respect to periods occurring in 1996 and 1997, and as reported thereafter by published financial sources with respect to the periods ending in 1998:

                                                               HIGH       LOW
                                                               ----       ----
Year Ended December 31, 1996:
  First Quarter.............................................   $21 1/3    $15 1/3
  Second Quarter............................................   $21 5/6    $18
  Third Quarter.............................................   $25 3/4    $20 1/6
  Fourth Quarter............................................   $26 1/2    $21 1/8

Year Ended December 31, 1997:
  First Quarter.............................................   $28 3/4    $24 1/4
  Second Quarter............................................   $30        $25 5/16
  Third Quarter.............................................   $31 1/4    $26 7/8
  Fourth Quarter............................................   $35 7/8    $29 1/2

Year Ending December 31, 1998:
  First Quarter.............................................   $38 1/2    $30
  Second Quarter............................................   $39 1/2    $30 3/4
  Third Quarter.............................................   $39 3/8    $30 1/2

     The Company declared (and later paid) dividends on each Share in the amount of $.04 in each of the third and fourth quarters, respectively, of the fiscal year 1996, $.04 in each of the first and second quarters, and $.05 in each of the third and fourth quarters, respectively, of the fiscal year 1997, and $.05 in each of the first, second and third quarters, respectively, of the fiscal year 1998.

     According to published sources, on July 7, 1998, the last full trading day prior to Parent's public announcement of the Proposal, and on October 27, 1998, the last full day of trading before Parent's public announcement of the Offer, the last closing price of the Shares on the Nasdaq National Market System was $31.00 per Share and $35.00 per Share, respectively. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

CERTAIN EFFECTS OF THE TRANSACTION

     Effect upon the Shares. The purchase of Publicly-held Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Publicly-held Shares. According to the Company's 10-K, as of February 20, 1998 there were approximately 553 holders of record of the Shares.

     Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing for quotation on the Nasdaq National Market System and may, upon the initiative of the NASD, be delisted therefrom. The Nasdaq National Market System published guidelines indicate that the NASD would consider delisting the Shares if, among other things, the number of holders of Shares should fall below 400 or if the number of publicly held Shares should fall below 750,000 or if the aggregate market value of the Publicly-held Shares should fall below $5,000,000.

     In the event that the Shares are no longer included in the Nasdaq National Market System, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from quotation on the Nasdaq National Market System, the market for the Shares could be adversely affected. Further, Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 holders of record of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; and the executive officers and directors of the Company and beneficial owners of more than 10% of the Shares would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or 144A promulgated under the Securities Act of 1933, as amended.

     If the registration of the Shares is not terminated and the Shares are not delisted after consummation of the Offer and prior to the Second Step Merger, then the Shares will cease to be listed on the Nasdaq National Market System, and the registration of the Shares under the Exchange Act will be terminated, following the Second Step Merger.

     Increased Interest in Stockholders' Equity and Net Income of the
Company. In the event that the Offer is consummated, the interest of Purchaser and Parent in the stockholders' equity and net income of the Company, in terms of both percentages and dollar amounts, will increase in direct proportion to the increase in the percentage of outstanding Shares owned by Purchaser and Parent resulting from the Share acquisitions pursuant to the Offer. If all of the outstanding Shares are purchased pursuant to the Offer, Purchaser's and Parent's beneficial interest in the stockholders' equity and net income of the Company at June 30, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 (the "Company's 10-Q") would increase to 100%, or $227.7 million and $18.1 million, respectively. If all of the outstanding Shares are purchased pursuant to the Offer, Purchaser's and Parent's beneficial interest in the stockholders' equity and net income of the Company at December 31, 1997, as reflected in the Company's 10-K would increase to 100%, or $208.7 million and $32.2 million, respectively. See "THE TENDER OFFER -- Certain Information Concerning the Company" and "-- Certain Information Concerning Parent."

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Delaware corporation with its principal offices located at 9800 Medical Center Drive, Rockville, Maryland 20850. The following description of the Company's business has been taken from and is qualified in its entirety by reference to the Company's 10-K.

          Life Technologies, Inc. (the "Company"), originally incorporated in Ohio in 1915 and reincorporated in Delaware in 1986, develops, manufactures and supplies more than 3,000 products used in life sciences research and commercial manufacture of genetically engineered products. The Company's products include sera, other cell growth media, biochemicals and enzymes and other biological products necessary for recombinant DNA procedures. These and related products and services provided by the Company are used in cellular biochemistry and molecular biology research and in the production of genetically engineered pharmaceuticals such as interferons, interleukins and tissue plasminogen activator ("t-PA").

          The Company's products are sold to more than 20,000 customers consisting of laboratories generally associated with universities, medical research centers, and government institutions as well as biotechnol-ogy, pharmaceutical, energy, agricultural and chemical companies. The Company sells its products principally through its own direct sales organization which is supplemented by a network of distributors.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers (including their remuneration, stock options granted to them and shares held by them), the principal holders of the Company's securities, and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet site on the World Wide Web at <http://www.sec.gov> that contains reports, proxy statements and other information. The Common Stock of the Company is traded on the Nasdaq National Market System. Reports, proxy statements and other information concerning the Company should also be available for inspection at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington D.C. 20006.

     The name, address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Company is set forth in Schedule I hereto.

     The following tables set forth certain summary financial information with respect to the Company derived from the audited financial statements contained in the Company's 10-K and the unaudited financial statements contained in the Company's 10-Q and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997. The following summary is qualified in its entirety by reference to the more comprehensive financial information included in such documents, including the financial statements and related notes contained therein as well as other documents filed by the Company with the Commission, which are available for inspection in the manner set forth above under "THE TENDER OFFER -- Certain Information Concerning the Company."

     ALTHOUGH NEITHER PARENT NOR THE PURCHASER HAS ANY KNOWLEDGE THAT ANY SUCH INFORMATION IS UNTRUE, NEITHER PARENT NOR THE PURCHASER TAKES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF INFORMATION CONTAINED IN THIS OFFER TO PURCHASE WITH RESPECT TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION.

                                  THE COMPANY

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          FOR THE SIX MONTHS              FOR THE FISCAL YEAR
                                            ENDED JUNE 30,                 ENDED DECEMBER 31,
                                      --------------------------    --------------------------------
                                         1998           1997          1997        1996        1995
                                      -----------    -----------    --------    --------    --------
                                      (UNAUDITED)    (UNAUDITED)
INCOME STATEMENT DATA:
Revenues............................    $181,025       $165,531     $332,808    $310,339    $272,299
Operating income....................      28,164         25,681       50,934      46,101      34,152
Income before extraordinary items...      18,072         16,176       32,235      28,700      22,277
Net income..........................      18,072         16,176       32,235      28,700      22,277
Per share
  Income per common share before
     extraordinary items............        0.77           0.70         1.39        1.25        0.99
  Extraordinary items...............          --             --           --          --          --
  Net income per common share --
     basic..........................        0.77           0.70         1.39        1.25        0.99
  Net income per common share --
     diluted........................        0.75           0.68         1.35        1.22        0.97
  Cash dividends declared per common
     share..........................    $   0.10       $   0.08     $   0.18    $0.15 1/3   $0.13 1/3
Ratio of earnings to fixed
  charges...........................     1,580:1          808:1        734:1       526:1       461:1

                                               JUNE 30,       JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                 1998           1997            1997            1996
                                              -----------    -----------    ------------    ------------
                                              (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................   $ 20,363       $ 19,139        $ 19,076        $ 15,326
Working capital.............................    111,769         94,590         100,927          84,196
Total assets................................    298,697        272,935         280,274         253,931
Total assets less deferred research and
  development charges and excess of cost of
  assets over book value....................    287,153        259,802         267,909         239,887
Long-term debt..............................         --          4,612           4,564           4,668
Stockholders' equity........................    227,667        197,099         208,724         182,919
  Per share.................................   $   9.65       $   8.50        $   8.94        $   7.97
Shares outstanding..........................     23,581         23,188          23,351          22,951

     On October 13, 1998, the Company publicly announced net income of $8.8 million for the quarter ended September 30, 1998, an increase of 11% over the comparable period in 1997. Diluted earnings per share of $0.36 for the quarter ended September 30, 1998 were 9% greater than diluted earnings per share of $0.33 in the comparable period of 1997. Excluding approximately $0.3 million of expenses related to the Proposal, net income of the Company was $8.9 million for the quarter ended September 30, 1998, an increase of 14%, and diluted net income per share was $0.37, an increase of 12%, over the comparable period in 1997. Revenues were $89.6 million for the quarter ended September 30, 1998, an increase of 7% over the comparable period in 1997.

     Projections. Goldman Sachs presented to Merrill Lynch a financial model derived from information provided by the Company's management. The model contained projected income and cash flow statements for the Company's business for each year from 1998 through 2002. According to the Special Committee's financial advisors, these Base Case Projections were based on the 1998 Strategic Plan. The financial forecast for the years 2001 and 2002 were described as simplified extrapolations of the 1998 Strategic Plan. These projections set forth revenues rising at a compound annual rate of 9.5% from $361.4 million in 1998 to $519.5 million in 2002, net income rising at a compound annual rate of 14.3% from $38.1 million in 1998 to $65.0 million in 2002, EBIT rising at a compound annual rate of 13.7% from $59.7 million in 1998 to $99.8 million in 2002, and free cash flow rising at a compound annual rate of 37.1% from $13.7 million in 1998 to $48.6 million in 2002.

     In addition, Goldman Sachs presented to Merrill Lynch a financial model which contained projections of additional revenues, EBIT and Free Cash Flow to be realized from the R&D Pipeline each year from 1998 through 2002. According to Goldman Sachs, these R&D Projections were developed with the Company's management after its appointment as financial advisor to the Special Committee. The R&D Projections provided by Goldman Sachs, which were risk adjusted, included the following projections, which were represented as being incremental to the Base Case Projections:

                                                  SUMMARY R&D PROJECTIONS ($ IN MILLIONS)
                                                -------------------------------------------
                                                1998     1999     2000      2001      2002
                                                -----    -----    -----    ------    ------
Revenues......................................   1.6     25.2     64.6     116.2     164.6
EBIT..........................................   0.5      3.8     12.5      27.7      46.7
Free Cash Flow................................  (0.5)    (4.8)    (4.3)      1.3      14.1

     See generally, "SPECIAL FACTORS -- Background of the Offer" and
"-- Fairness of the Offer" for information about Company projections and other related information.

     THE MATTERS DISCUSSED ABOVE UNDER THIS HEADING, "THE TENDER OFFER -- CERTAIN INFORMATION CONCERNING THE COMPANY -- PROJECTIONS" TOGETHER WITH OTHER MATTERS SET FORTH UNDER THE HEADING, "SPECIAL FACTORS -- BACKGROUND OF THE OFFER", "-- FAIRNESS OF THE OFFER" AND "-- ANALYSIS OF FINANCIAL ADVISOR TO PARENT" ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, PURCHASER AND PARENT CLAIM THE PROTECTION OF THE DISCLOSURE LIABILITY SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. STOCKHOLDERS ARE CAUTIONED THAT, IN ADDITION TO OTHER FACTORS SET FORTH UNDER "SPECIAL FACTORS -- BACKGROUND OF THE OFFER", "-- FAIRNESS OF THE OFFER" AND "-- ANALYSIS OF FINANCIAL ADVISOR TO PARENT", THE FOLLOWING FACTORS MAY CAUSE THE COMPANY'S ACTUAL FINANCIAL PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS; PRESSURE ON GROWTH RATES FROM COMPETITION AND REDIRECTED FOCUS FROM CORE BUSINESS; CURRENT ECONOMIC CONDITIONS; HISTORICALLY LOWER R&D PRODUCTIVITY THAN THAT PROJECTED IN THE R&D PROJECTIONS UTILIZED BY GOLDMAN SACHS; ABSENCE OF HISTORY OF THE COMPANY'S SUCCESSFUL COMMERCIALIZATION OF THE SIGNIFICANT NUMBER OF MAJOR NEW PRODUCTS REFLECTED IN SUCH R&D PROJECTIONS; TECHNOLOGICAL RISKS INHERENT IN THE R&D PIPELINE; AND ABSENCE OF HISTORY OF REVENUE AND PROFIT CONTRIBUTION FROM NEW PROJECTS COMPARABLE TO THAT PROJECTED IN THE R&D PROJECTIONS.

     THE PROJECTIONS SET FORTH ABOVE WERE NOT PREPARED BY PARENT OR PURCHASER OR WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PROSPECTIVE FINANCIAL INFORMATION. THE PROJECTIONS ARE INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO PARENT. FOR THE REASONS SET FORTH AND REFERRED TO UNDER THE HEADINGS, "SPECIAL FACTORS -- BACKGROUND OF THE OFFER", "-- FAIRNESS OF THE OFFER" AND "-- ANALYSIS OF FINANCIAL ADVISOR TO PARENT" THE INCLUSION OF THE PROJECTIONS

IN THIS OFFER TO PURCHASE SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER OR PARENT'S FINANCIAL ADVISOR, OR THEIR RESPECTIVE OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE ACCURATE OR RELIABLE AND NONE OF SUCH PERSONS OR ENTITIES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY THEREOF.

CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER

     Parent is a Connecticut corporation with its principal office located at One Elm Street, Windsor Locks, Connecticut 06096. Parent is a specialty materials company principally serving the worldwide aerospace, electronics, food packaging, and medical markets with products based on proprietary technologies. Parent was founded in 1767 and incorporated in the state of Connecticut in 1914.

     Purchaser is a Delaware corporation with its principal executive offices located at One Elm Street, Windsor Locks, Connecticut 06096. Purchaser is a wholly owned subsidiary of Parent which was organized to acquire the Company and has not conducted any unrelated activities since its organization.

     The name, business address, citizenship, present principal employment or occupation and five-year employment history of each of the executive officers of Parent and Purchaser are set forth in Schedule II hereto.

     Except as described in this Offer to Purchase (i) none of Parent or Purchaser nor, to the best of Parent's knowledge, any of the persons listed in
Schedule II hereto, or any associate or majority-owned subsidiary of Parent or any of the persons so listed, beneficially owns or has any right to acquire directly or indirectly any Shares or has any contract, arrangement, understanding or relationship with any other person with respect to any Shares, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, and (ii) none of Parent or Purchaser nor, to the best knowledge of Parent, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any Shares during the past 60 days.

     Except as set forth in this Offer to Purchase, since January 1, 1995, neither Parent or Purchaser nor, to the best knowledge of Parent, any of the persons listed on Schedule II hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995 there have been no contacts, negotiations or transactions between Parent, Purchaser, or any of their subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule II to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning an acquisition, consolidation or merger; a tender offer for or other acquisition of securities of any class of the Company; an election of directors of the Company; or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

     The following tables set forth certain selected consolidated financial information with respect to Parent and its subsidiaries excerpted from the information contained in Parent's 1997 Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and Parent's Quarterly Reports on Form 10-Q for the periods ended June 30, 1998 and 1997. The following summary is qualified in its entirety by reference to the more comprehensive financial information included in such documents, including the financial statements and related notes contained therein as well as other documents filed by Parent with the Commission, which are incorporated by reference and available for inspection in the manner set forth under "THE TENDER OFFER -- Certain Information Concerning the Company."

                            PARENT AND SUBSIDIARIES

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                FOR THE SIX MONTHS ENDED
                                        JUNE 30,             FOR THE FISCAL YEAR ENDED DECEMBER 31,
                               --------------------------    --------------------------------------
                                  1998           1997           1997          1996          1995
                               -----------    -----------    ----------    ----------    ----------
                               (UNAUDITED)    (UNAUDITED)
INCOME STATEMENT DATA:
Net Sales....................   $592,528       $565,485      $1,147,055    $1,100,185    $1,088,905
Net Income...................     30,647         28,869          56,427        48,722        40,578
  Per share -- basic.........       1.33           1.25            2.45          2.06          1.67
  Per share -- diluted.......       1.31           1.23            2.41          2.03          1.66

                                            JUNE 30,       JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                              1998           1997            1997            1996
                                           -----------    -----------    ------------    ------------
                                           (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
Total assets.............................  $1,002,210      $959,847        $961,776        $953,804
Long-term debt...........................     179,764       188,807         180,030         209,952
Total stockholders' equity...............     393,803       360,671         372,861         374,115

     Parent is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options and other matters, the principal holders of Parent's securities and any material interest of such persons in transactions with Parent is required to be disclosed in proxy statements distributed to Parent's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is set forth under "THE TENDER OFFER -- Certain Information Concerning the Company."

SOURCE AND AMOUNT OF FUNDS

     Purchaser estimates that the total amount of funds required to purchase the Outstanding Shares not currently owned by Parent and the Option Shares pursuant to the Offer and the Second Step Merger will be approximately $440 million (after giving effect to the payment of the exercise price on the vested and exercisable Options and excluding $3.8 million for payment of estimated costs and expenses).

     Parent received a financing commitment for credit facilities (the "Credit Facilities") of up to $600 million from The First National Bank of Chicago ("First Chicago" and, in its capacity as administrative agent, the "Administrative Agent"). First Chicago's affiliate, First Chicago Capital Markets, Inc., acting as arranger (the "Arranger") with respect to the Credit Facilities, undertook to syndicate the Credit Facilities to a group of financial institutions (the "Lenders"). As of the date hereof, the Lenders have committed to provide the entire amount of the Credit Facilities.

     The Credit Facilities will consist of an unsecured 364-Day credit facility of up to $300 million (the "364-Day Facility") and an unsecured five-year revolving credit facility of up to $300 million (the "Revolving Credit Facility") that will be made available to Parent. A portion of the proceeds of both the 364-Day Facility and the Revolving Credit Facility will be used to finance the Offer. Parent will contribute approximately $170 million of proceeds from the 364-Day Facility and approximately $270 million of proceeds of the Revolving Credit Facility to Purchaser (assuming all Outstanding Shares not currently owned by Parent and the Option Shares are purchased, after giving effect to the payment of the exercise price on the vested and exercisable Options), which funds will be used by Purchaser to pay for Shares accepted for payment in the Offer. Existing cash and the balance of the proceeds of the 364-Day Facility and the Revolving Credit Facility will be used by

Parent to pay certain expenses and costs related to the Offer and to provide financing for the general corporate purposes of Parent and its subsidiaries after consummation of the Offer.

     The availability of the Credit Facilities is subject to the following conditions: (i) no amendment, waiver or modification of the terms of the Offer which are not reasonably acceptable to the Administrative Agent; (ii) there shall have been tendered for purchase pursuant to the Offer, and Purchaser shall have accepted for payment pursuant to the Offer, at least that number of common shares of the Company which, when added to the common shares of the Company already owned by Parent constitutes at least 80% of the outstanding capital stock of the Company; (iii) the absence of any injunction or restraining order which, in the reasonable judgment of the Administrative Agent, would prohibit the funding of the Credit Facilities or the successful consummation of the Offer or the Scheduled Asset Sale (hereinafter defined); (iv) the absence of material litigation; (v) the absence of any material adverse change with respect to Parent or Parent's principal operating subsidiaries and (vi) certain other conditions customary for credit facilities of this type.

     Parent expects that the Credit Facilities will provide sufficient availability to finance the Offer and related costs and expenses and, together with other financing sources available to Parent, to provide for Parent's and its subsidiaries' (including, after the Second Step Merger, the Company's) ongoing working capital and general corporate needs.

     The interest rates on the Credit Facilities will be, at Parent's election, either the Alternate Base Rate (defined as the higher of First Chicago's base rate and the Federal Funds rate plus 1/2% per annum) or the Eurodollar Rate (defined as the sum of (i) the quotient of First Chicago's London interbank offering rate divided by one minus the maximum aggregate reserve requirement imposed under Regulation D on Eurocurrency liabilities, plus (ii) the applicable percentage rate per annum as set forth in the pricing schedule attached to the credit agreement (the "Pricing Schedule")). During the continuance of a default, the interest rate on any loan under the Credit Facilities will be the otherwise applicable interest rate plus 2% per annum. A facility fee will accrue at a per annum rate as set forth in the Pricing Schedule on the daily average commitment of such lender until and including the termination date of the Credit Facilities. A utilization fee will accrue for each day until and including the later of the termination date of the Credit Facilities and date all loans are paid in full, such utilization fee to be equal to the applicable utilization fee rate as set forth in the Pricing Schedule for such date multiplied by the aggregate principal amount of the loans and aggregate letter of credit obligations outstanding on such date, payable on each payment date and the termination date of the Credit Facilities.

     The Lenders' aggregate commitments under the 364-Day Facility will be reduced by (i) 100% of the net proceeds realized upon closing of the Scheduled Asset Sale (defined below) and (ii) 100% of the net proceeds realized upon the issuance or incurrence of indebtedness for borrowed money (exclusive of loans under the Credit Facilities), but only to the extent that such application of the proceeds described in the foregoing clauses (i) and (ii) is necessary to reduce the aggregate commitments of the Lenders under the 364-Day Facility to $100,000,000.

     The Credit Facilities will include certain representations and warranties and covenants customary for facilities of this type, including: (i) financial covenants consisting of a minimum net worth requirement and a maximum leverage ratio; (ii) preservation of corporate existence, compliance with laws, payment of taxes, maintenance of properties and insurance and financial and other reporting requirements; and (iii) limitations (subject to certain exceptions) on indebtedness, contingent obligations (including guarantees), liens, mergers and acquisitions, sales of assets, joint ventures and other investments, and transactions with affiliates. The Credit Facilities will also include customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross defaults to other indebtedness, bankruptcy events, defaults in satisfaction of money judgments, material adverse change, certain events under the Employee Retirement Income Security Act of 1974, as amended, and a change of control of the Parent.

     On August 25, 1998, Parent announced that it had entered into a definitive agreement to sell its packaging coatings business to The Valspar Corporation (the "Scheduled Asset Sale"). The transaction is presently expected to close prior to December 31, 1998. Under the terms of the 364-Day Facility, the net proceeds to Parent from such sale must be used to reduce the 364-Day Facility to a maximum of

$100,000,000. Parent has made no additional plans or arrangements to finance or repay the Credit Facilities other than in accordance with the terms of the Credit Facilities as described herein.

     Purchaser's obligation to purchase Shares tendered pursuant to the Offer is not subject to financing.

CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other term or provision of the Offer, Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), accept for payment, purchase or pay for any Shares of the Company tendered, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for any Shares, if (i) the Minimum Condition has not been satisfied, or (ii) at any time prior to the expiration of the Offer and before the time of acceptance for payment for any such Shares any of the following shall occur or exist:

          (a) there shall have been threatened, instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (i) challenging the acquisition by Parent or Purchaser of the Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Second Step Merger; (ii) seeking to obtain from Parent or Purchaser any damages, fines or legal sanctions relating to the Offer or the Second Step Merger; (iii) seeking to prohibit or limit the ownership or operation by Parent or Purchaser or any of their affiliates of any portion of the business or assets of the Company or to compel Parent or Purchaser or any of their affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or of Purchaser or seeking to impose any limitation on the ability of Parent or Purchaser or any of their affiliates to conduct such business or own such assets; (iv) seeking to impose or confirm limitations on the ability of Parent or Purchaser or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of their affiliates on all matters properly presented to the Company's stockholders; (v) seeking to require divestiture by Parent or Purchaser or any of their affiliates of any Shares; or (vi) which would otherwise in the sole judgment of Purchaser or Parent, materially adversely affect the Company or adversely affect the benefits which Purchaser or Parent expects to derive from the successful completion of the Offer and/or the Second Step Merger; or

          (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, promulgated, entered, enforced, issued or deemed applicable to the Offer, the Second Step Merger, or other similar business combination by Purchaser or any affiliate of Parent with the Company, or any other action shall have been taken by any government, governmental authority or agency or court with respect to a proceeding described in paragraph (a) above, domestic or foreign, that has, or, in Parent's sole discretion, could be expected to result in, any of the consequences referred to in paragraph (a) above; or

          (c) any approval, permit, authorization, favorable review or consent of any court or governmental entity shall not have been obtained on terms satisfactory to Purchaser in its sole discretion or Purchaser is advised, or otherwise has reason to believe, that any such approval, permit, authorization, review or consent will be denied or substantially delayed, or will not be given other than upon terms or conditions that would, in Purchaser's sole judgment, make it impracticable to proceed with the Offer; or

          (d) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company that, in the sole judgment of Parent, is or may be materially adverse to the Company or to the value of the Shares to Purchaser, Parent or any other affiliate of Parent or Purchaser, or Parent shall have become aware of any facts that, in the sole judgment of Parent, have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Purchaser, Parent or any other affiliate of Parent; or

          (e) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., any other national securities exchange or in the over-the-counter market in the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares;
     (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) the commencement of a war or armed hostilities or other international calamity directly or indirectly involving the United States; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (f) unless Parent shall have consented in writing, the Company shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization;
     (ii) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including, without limitation, the Shares), or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for Shares; (iii) purchased or otherwise acquired or caused a reduction in the number of, or proposed or offered to purchase or otherwise acquire or cause a reduction in the number of, any outstanding Shares or other securities of the Company; (iv) declared or paid any dividend or distribution on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security; (v) issued, or announced its intention to issue, any debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with its past practice; (vi) authorized, recommended, proposed or publicly announced its intention to enter into (A) any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets or securities or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization, (C) any release or relinquishment of any material contract rights, or (D) any comparable event not in the ordinary course of business;
     (vii) authorized, recommended or proposed or announced its intention to authorize, recommend or propose any transaction which could adversely affect the value of the Shares; (viii) proposed, adopted or authorized any amendment to its Certificate of Incorporation or Bylaws or similar organizational documents or Purchaser or Parent shall have learned about any such proposal or amendment which shall not have been previously disclosed; (ix) entered into any new material contracts or canceled or substantially changed the terms of any existing material contracts; or (x) agreed in writing or otherwise to take any of the foregoing actions; or

          (g) the Company shall have (i) entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business; (ii) entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any employee as a result of or in connection with the transactions contemplated by the Offer, the Second Step Merger or other business combination; or (iii) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement and Income Security Act of 1974, as amended) of the Company, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase; or

          (h) Purchaser, Parent or another affiliate of Parent and the Company shall have entered into an agreement that the Offer be terminated or amended or Purchaser, Parent or another affiliate of Parent shall have entered into an agreement with the Company providing for a merger or other business combination with the Company, which, in the sole judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Parent or any affiliate of Parent) giving rise to any such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning the events described above will be final and binding upon all parties.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

CERTAIN TRANSACTIONS BETWEEN PARENT AND THE COMPANY

     In 1997 the Company received the benefit of certain services performed by Parent's corporate personnel, including insurance, risk management advice and internal audit, for which the Company paid Parent $25,000. Parent also purchased principally all insurance for the Company for which the Company was charged its pro rata share of the cost of such insurance. As set forth in Schedule I hereto, five members of the Company's Board of Directors are executive officers or Directors of Parent.

     According to the Company's Proxy Statement, dated March 16, 1998, for its annual meeting of stockholders filed on Schedule 14A with the Commission (the "Company's 1998 Proxy Statement"), (a) each member of the Company Board (other than Mr. Walker, Mr. Beatt and Ms. Burdett) who is not an officer of the Company is paid an annual retainer fee of $10,000 for membership on the Company Board, an additional fee of $1,000 for each Company Board meeting, and a fee of $1,000 in the event of a committee meeting which occurs apart from a regular Company Board meeting; (b) each Committee Chairman receives $2,000 for each committee meeting attended; and (c) each non-employee Director (other than Mr. Walker, Mr. Beatt and Ms. Burdett) also receives an award of 150 Shares twice annually and was granted an option (pursuant to the Company's 1996 Non-Employee Directors' Stock Option Plan (the "1996 Plan")) to purchase 6,750 Shares on October 1, 1997 exercisable in equal installments on the first, second and third anniversary of the date of grant. In addition, in April 1998 and August 1998, respectively, each of Dr. Whitesides and Mr. Kelly was granted an option to purchase 6,750 Shares under the terms of the 1996 Plan.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

     The Company's Common Stock is the Company's only outstanding class of voting securities. The following table is derived from the Company's 1998 Proxy Statement, dated March 16, 1998, for its annual meeting of stockholders held on April 23, 1998 and sets forth certain information as of January 1, 1998 with respect to the beneficial ownership of the Company's Common Stock by (i) certain executive officers and directors of the Company; (ii) certain persons controlling the Company; and (iii) certain executive officers and directors of any corporation ultimately in control of the Company. The terms "control" and "controlling" have the meanings set forth in Rule 12b-2 promulgated under the Exchange Act.

                                                                                          PERCENTAGE
                                                               AMOUNT AND NATURE OF           OF
NAME AND ADDRESS OF                                           BENEFICIAL OWNERSHIP OF       COMMON
BENEFICIAL OWNER                                                   COMMON STOCK              STOCK
-------------------                                           -----------------------    -------------
Dexter Corporation..........................................   12,246,664 shares(1)          52.5%
  One Elm Street
  Windsor Locks, CT 06096
Thomas H. Adams, Ph.D.......................................      2,951 shares(2)              *
Bruce H. Beatt..............................................       1,000 shares                *
Kathleen Burdett............................................       2,500 shares                *
Rita R. Colwell, Ph.D.......................................      2,951 shares(3)              *
Frank E. Samuel, Jr.........................................      2,951 shares(4)              *
J. Stark Thompson, Ph.D.....................................     372,740 shares(5)           1.6%
K. Grahame Walker...........................................       1,500 shares                *
George M. Whitesides, Ph.D..................................            --                    --
Iain C. Wylie...............................................      4,500 shares(6)              *
Thomas M. Coutts............................................     38,167 shares(7)              *
Joseph C. Stokes, Jr........................................     66,531 shares(8)              *
John V. Cooper..............................................     46,089 shares(9)              *
Brian D. Graves.............................................     74,564 shares(10)             *

---------------
  *  Less than 1%

 (1) Excludes 23,090, 41,773, 183,887 and 3,265 Parent Shares beneficially owned by Mr. Beatt, Ms. Burdett, Mr. Walker and Dr. Whitesides, respectively, constituting an aggregate of approximately 1.09% of the outstanding Parent Shares, as of January 1, 1998. The Parent Shares beneficially owned by Mr. Beatt, Ms. Burdett and Mr. Walker include 10,334, 14,334 and 86,834 Parent Shares, respectively, which Mr. Beatt, Ms. Burdett and Mr. Walker may acquire upon the exercise of stock options.

 (2) Includes 2,250 Shares which Dr. Adams may acquire upon the exercise of Company Options.

 (3) Includes 2,250 Shares which Dr. Colwell may acquire upon the exercise of Company Options.

 (4) Includes 2,250 Shares which Mr. Samuel may acquire upon the exercise of Company Options.

 (5) Includes 327,836 Shares which Dr. Thompson may acquire upon the exercise of Company Options. Also includes 450 Shares owned by Dr. Thompson's wife and 300 Shares owned by Dr. Thompson's son, of which he may be deemed to be the beneficial owner. Dr. Thompson disclaims beneficial ownership of these 750 Shares.

 (6) Includes 2,250 Shares which Mr. Wylie may acquire upon the exercise of Company Options.

 (7) Includes 38,167 Shares which Mr. Coutts may acquire upon the exercise of Company Options.

 (8) Includes 41,408 Shares which Mr. Stokes may acquire upon the exercise of Company Options. Also includes 4,587 Shares owned by Mr. Stokes' wife, of which Mr. Stokes may be deemed to be the beneficial owner. Mr. Stokes disclaims beneficial ownership of these 4,587 Shares.

 (9) Includes 46,089 Shares which Mr. Cooper may acquire upon the exercise of Company Options.

(10) Includes 74,168 Shares which Mr. Graves may acquire upon the exercise of Company Options.

     As of January 1, 1998, Mr. John D. Thompson (Senior Vice President, Strategic and Business Development of Parent) beneficially owned 42,124 Shares and may be deemed to have owned beneficially 33,469 Shares owned by his wife and 1,500 Shares owned by his son; and as of January 1, 1998, Mr. Dale J. Ribaudo (Treasurer of Parent) may be deemed to have owned beneficially 200 Shares owned by his wife. As of January 1, 1998, Mr. Peter G. Kelly beneficially owned 5,194 Parent Shares.

     Parent has been advised that it is the present intention of the directors and executive officers of Parent named under "THE TENDER OFFER -- Interest of Certain Persons in the Offer" to tender their Shares in accordance with the Offer.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     Except as set forth herein, neither Purchaser nor Parent is aware of any approval or other action by any governmental, administrative or regulatory agency or authority or public body, domestic or foreign, that would be required for the Second Step Merger or ownership of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, but Purchaser has no current intention to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if any of the conditions specified in "THE TENDER OFFER -- Certain Conditions of the Offer" shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to the conditions, including conditions relating to legal matters discussed under this heading entitled "THE TENDER OFFER -- Certain Legal Matters; Regulatory Approvals."

     State Takeover Laws. A number of states (including Delaware where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Second Step Merger, Parent and Purchaser believe that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in such decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     Neither Parent nor Purchaser has attempted to comply with any state takeover statutes in connection with the Offer or the Second Step Merger and believes none of such laws to be applicable to the Offer or the Second Step Merger. Parent and Purchaser reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Parent and Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

     Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer. However if the Second Step Merger is consummated, holders of the Shares in connection with the Second Step Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the Second Step Merger and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the price per share to be paid in the Second Step Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Second Step Merger. See "SPECIAL FACTORS -- Appraisal Rights in the Merger" and Annex A to this Offer to Purchase.

     Going Private Transactions. The Offer constitutes a "going private" transaction under Rule 13e-3 of the Exchange Act. Consequently, Purchaser and Parent have filed with the Commission the Schedule 13E-3, together with exhibits, in addition to filing with the Commission a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"). Pursuant to Rule 13e-3, this Offer to Purchase contains information relating to, among other matters, the fairness of the Offer to the Company's stockholders.

     Legal Proceedings. Neither Purchaser nor Parent is aware of any pending or overtly threatened legal proceedings which would affect the Offer or the Second Step Merger other than as described under "SPECIAL FACTORS -- Background of the Offer." If any such matters were to arise, Purchaser could decline to accept for payment or pay for any Shares tendered in the Offer. See "THE TENDER OFFER -- Certain Conditions of the Offer."

     Foreign Approvals. According to publicly available information, the Company conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer. If such approvals or consents are found to be required, the parties currently intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after the acquisition of the Shares pursuant to the Offer.

FEES AND EXPENSES

     Parent and Purchaser have engaged Merrill Lynch as the Dealer Manager in connection with the Offer. In addition, Merrill Lynch is acting as financial advisor to Parent in connection with the proposed acquisition of shares of the Company. In consideration for these services, Parent has agreed to pay Merrill Lynch a fee equal to (i) $100,000, which was payable upon Parent's announcement of the Proposal, (ii) $500,000, payable upon commencement of the Offer and (iii) $2,900,000 (against which the fees in clauses (i) and (ii) will be credited), payable upon consummation of a transaction in which Parent or its affiliates acquire at least 30% of the then outstanding capital stock of the Company not currently owned by Parent or upon the occurrence of certain other transactions involving the acquisition by Parent of the Company. Purchaser also has agreed to reimburse Merrill Lynch for its expenses, including reasonable counsel fees, and to indemnify it against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent and BankBoston, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward the Offer materials to beneficial owners. The Information Agent will receive a fee for services as Information Agent estimated to be $15,000 and will be reimbursed for certain out-of-pocket expenses. The Depositary will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Purchaser has also agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     Neither Purchaser nor Parent, nor any officer, director, stockholder, agent or other representative of Purchaser or Parent, will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer (other than to the Information Agent and the Dealer Manager). Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

     Expenses estimated to be incurred by Parent and Purchaser in connection with the Offer are as follows:

Financial Advisor fees and expenses.........................    $3,200,000
Depositary..................................................    $   20,000
Information Agent...........................................    $   15,000
Legal Fees..................................................    $  300,000
Printing, mailing and distribution expenses.................    $  100,000
Commission filing fee.......................................    $   92,306
Miscellaneous fees and expenses.............................    $   25,000
          Total.............................................    $3,752,306

MISCELLANEOUS

     Neither Parent nor Purchaser is aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Parent or Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Parent and Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Offer cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. Each of Parent or Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PURCHASER, PARENT OR THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

     Purchaser and Parent have filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, Parent and Purchaser have filed with the Commission the Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth herein (except that they will not be available at the regional offices of the Commission).

                                          DEXTER ACQUISITION DELAWARE, INC.

November 2, 1998

                                   SCHEDULE I

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth, for each executive officer and director of the Company, the name, business or residence address, principal occupation or employment at the present time and during the last five years, the name of any corporation or other organization in which such employment is conducted. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with the Company. Unless otherwise indicated, the principal business address of each director or executive officer of the Company is 9800 Medical Center Drive, Rockville, Maryland 20850. Directors of the Company are indicated with an asterisk (*). Unless otherwise indicated, none of the persons listed below has bought or sold any Shares within the past 60 days.

NAME, CITIZENSHIP AND                                               MATERIAL POSITIONS HELD
CURRENT BUSINESS ADDRESS      PRESENT OCCUPATION OR EMPLOYMENT    DURING THE PAST FIVE YEARS
------------------------      --------------------------------  -------------------------------
J. Stark Thompson, Ph.D.*...  President and Chief Executive
                              Officer (since 1988)
John V. Cooper..............  Vice President and General
                              Manager, U.S. Research Products
                              Division (since 1993)
Thomas M. Coutts............  Senior Vice President and
(British citizen)             General Manager, European
                              Division (since 1989)
Brian D. Graves.............  Vice President and General
                              Manager, U.S. Industrial
                              Bioproducts Division (since
                              1990)
Timothy E. Pierce, Ph.D. ...  Vice President and General
                              Manager, Asia Pacific Division
                              (since 1990)
Joseph C. Stokes, Jr. ......  Senior Vice President and Chief   Vice President, Finance
                              Financial Officer (since 1996);
                              Secretary and Treasurer
Rosemary J. Versteegen,       Vice President (since 1991)
  Ph.D. ....................
Derek E. Woods, Ph.D. ......  Vice President, Research and      Research and business
                              Development (since 1997)          development executive, Johnson
                                                                & Johnson
Thomas H. Adams, Ph.D.*.....  Chairman Emeritus, Genta          Chairman of the Board and Chief
  17645 El Vielo              Incorporated; Director, Biosite   Executive Officer, Genta
  Rancho Santa Fe,            Diagnostics; Director, La Jolla   Incorporated; Chairman of the
  California 92067            Pharmaceuticals, Inc.             Board and Chief Executive
                                                                Officer, Gen-Probe Incorporated
Bruce H. Beatt*.............  Vice President, General Counsel
  Dexter Corporation          and Secretary of Parent (since
  One Elm Street              1992)
  Windsor Locks, Connecticut
  06096

Kathleen Burdett*.            Vice President and Chief Financial  Vice President and Controller of
Dexter Corporation            Officer of Parent                   Parent
One Elm Street                (since 1995)
Windsor Locks, Connecticut
06096
Peter G. Kelly*.............  Chairman, Updike, Kelly &           Chairman, Black, Manafort, Stone
  Updike, Kelly & Spellacy,   Spellacy, P.C.; Chairman, Meridian  & Kelly; Managing Director,
  P.C.                        Worldwide, L.L.C.; Chairman,        Black, Kelly, Scruggs & Healy
  One State Street            Professional Advisory Council of
  P. O. Box 31277             C.I.S. Strategies, Ltd.; Director,
  Hartford, Connecticut       Phillips Screw Corp.; Director of
  06103                       Parent
Frank E. Samuel, Jr.*.......  President, Edison BioTechnology     Independent consultant on
  Edison BioTechnology        Center; Director, Protocol          Medical Technology, Health Care
  Center                      Systems, Inc.; Director, STERIS     and Public Policy
  11000 Cedar Avenue          Corporation
  Cleveland, Ohio 44106
K. Grahame Walker*..........  Chairman (since 1993); Chairman of
  (British and United States  Parent (since 1993); President and
  citizen)                    Chief Executive Officer of Parent
  Dexter Corporation          (since 1989); Director of Parent
  One Elm Street
  Windsor Locks, Connecticut
  06096
George M. Whitesides,         Professor of Chemistry, Harvard
  Ph.D.*....................  University (since 1982); Director,
  Harvard University          Advanced Magnetics, Inc.;
  12 Oxford Street            Director, Hyperion Catalysis,
  Cambridge, Massachusetts    Inc.; Director, Geltex, Inc.;
  02138                       Director, Advanced Medicine, Inc.;
                              Director of Parent
Iain C. Wylie*..............  International Business Consultant
(British citizen)             and Lecturer
  31, High Point
  Pirton Road
  Hitchin, Herts SG5 2BH
  England

                                  SCHEDULE II

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

     The following table sets forth, for each executive officer and director of Parent, the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Parent. Unless otherwise indicated, the principal business address of each director or executive officer is One Elm Street, Windsor Locks, Connecticut 06096. Directors of Parent are indicated with an asterisk (*). Unless otherwise indicated, none of the persons listed below has bought or sold any Shares within the past 60 days.

NAME AND CURRENT                        PRESENT OCCUPATION           MATERIAL POSITIONS HELD
BUSINESS ADDRESS                           OR EMPLOYMENT           DURING THE PAST FIVE YEARS
----------------                   -----------------------------  -----------------------------
K. Grahame Walker*...............  Chairman (since 1993);
(British and United States         President and Chief Executive
citizen)                           Officer (since 1989);
                                   Chairman of the Company
                                   (since 1993); Director of the
                                   Company

Bruce H. Beatt...................  Vice President, General
                                   Counsel and Secretary (since
                                   1992); Director of the
                                   Company

Ronald C. Benham.................  Vice President; President,
                                   Electronic Materials Business
                                   (since 1992)

Kathleen Burdett.................  Vice President and Chief       Vice President and Controller
                                   Financial Officer (since
                                   1995); Director of the
                                   Company

T. Daniel Clark..................  Vice President; President,     Vice President, Corporate
                                   Packaging Coatings Business    Development
                                   (since 1994)

R. Barry Gettins, Ph.D. .........  Senior Vice President,         Senior Vice President,
(British citizen)                  Operations and Technology      Operations Development; Vice
                                   Development (since 1997)       President; Senior Division
                                                                  President, Nonwovens Division

David G. Gordon..................  Vice President; President,     President, D & S Plastics
(British citizen)                  Nonwoven Materials Business    International
                                   (since 1996)

Jeffrey W. McClelland............  Vice President (since 1998);
                                   President of Adhesive and
                                   Coating Systems Business

Lawrence D. McClure..............  Vice President, Human          Vice President, Organization
                                   Resources (since 1995)         Capabilities, Aetna Life &
                                                                  Casualty Company; Vice
                                                                  President, Human Resources,
                                                                  Pratt & Whitney, a division
                                                                  of United Technologies
                                                                  Corporation

Dale J. Ribaudo..................  Treasurer

John D. Thompson.................  Senior Vice President,         Vice President, Corporate
                                   Strategic and Business         Services; Vice President,
                                   Development (since 1995)       Financial Services

NAME AND CURRENT                        PRESENT OCCUPATION           MATERIAL POSITIONS HELD
BUSINESS ADDRESS                           OR EMPLOYMENT           DURING THE PAST FIVE YEARS
----------------                   -----------------------------  -----------------------------
David Woodhead...................  Vice President (since 1998);
                                   President of Magnetic
                                   Technologies and Polymer
                                   Systems Business

Charles H. Curl*.................  President, Curl & Associates
  Curl & Associates
  137 Thacher Lane
  South Orange, New Jersey 07079

Henrietta Holsman Fore*..........  Chairman and Chief Executive
  Holsman International            Officer, Holsman
  2600 Virginia Avenue, N.W.       International; Chairman and
  Suite 511                        President, Stockton Products,
  Washington, D.C. 20037           formerly Stockton Wire
                                   Products

Bernard M. Fox*..................  Retired; Director, CIGNA       Chairman, President and Chief
  1 Langley Park                   Corporation                    Executive Officer, Northeast
  Farmington, Connecticut 06032                                   Utilities

Robert M. Furek*.................  Chairman of the State Board    President and Chief Executive
  One State Street                 for the Hartford Public        Officer, Heublein Inc.
  Suite 2310                       School System (since 1997);
  Hartford, Connecticut 06103      Director, Massachusetts
                                   Mutual Life Insurance Company

Martha Clark Goss*...............  Vice President and Chief       Senior Vice President, The
  Booz, Allen & Hamilton, Inc.     Financial Officer, Booz,       Prudential Insurance Company
  Four Wood Hollow Road            Allen & Hamilton Inc.;         of America; Enterprise
  Parsippany, New Jersey 07054     Director, Foster Wheeler       Control Officer, The
                                   Corporation                    Prudential Insurance Company
                                                                  of America; President,
                                                                  Prudential Asset Management
                                                                  Company

Edgar G. Hotard*.................  Chief Operating Officer,
  Praxair, Inc.                    Praxair, Inc.; President,
  39 Old Ridgebury Road            Praxair, Inc.; Director,
  Danbury, Connecticut 06810       Praxair, Inc.; Director,
                                   Aquarion Company; Director,
                                   Iwatani Industrial Gases
                                   Corp.

Peter G. Kelly*..................  Chairman, Updike, Kelly &      Chairman, Black, Manafort,
  Updike, Kelly & Spellacy, P.C.   Spellacy, P.C.; Chairman,      Stone & Kelly; Managing
  One State Street                 Meridian Worldwide, L.L.C.;    Director, Black, Kelly,
  P. O. Box 31277                  Chairman, Professional         Scruggs & Healy
  Hartford, Connecticut 06103      Advisory Council of C.I.S.
                                   Strategies, Ltd.; Director,
                                   Phillips Screw Corp.;
                                   Director of the Company

NAME AND CURRENT                        PRESENT OCCUPATION           MATERIAL POSITIONS HELD
BUSINESS ADDRESS                           OR EMPLOYMENT           DURING THE PAST FIVE YEARS
----------------                   -----------------------------  -----------------------------
Jean-Francois Saglio*............  President, French National     Senior Vice President, CEA
(French citizen)                   Institute for the              Industrie
  143, rue de la Pompe             Environment; President, ERSO
  75116 Paris, France

George M. Whitesides, Ph.D.*.....  Professor of Chemistry,
  Harvard University               Harvard University; Director,
  12 Oxford Street                 Advanced Magnetics, Inc.;
  Cambridge, Massachusetts 02138   Director, Hyperion Catalysis,
                                   Inc.; Director, Geltex, Inc.;
                                   Director, Advanced Medicine,
                                   Inc.; Director of the Company

     The following table sets forth, for each executive officer and director of Purchaser, the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Purchaser. Unless otherwise indicated, the principal business address of each director or executive officer is One Elm Street, Windsor Locks, Connecticut 06096. Directors of Purchaser are indicated with an asterisk (*). Unless otherwise indicated, none of the persons listed below has bought or sold any Shares within the past 60 days.

NAME, CITIZENSHIP AND                   PRESENT OCCUPATION           MATERIAL POSITIONS HELD
CURRENT BUSINESS ADDRESS                   OR EMPLOYMENT           DURING THE PAST FIVE YEARS
------------------------           -----------------------------  -----------------------------
K. Grahame Walker*...............  President; Chairman of Parent  President and Chief Executive
(British and United States         (since 1993), President and    Officer of Parent
citizen)                           Chief Executive Officer of
                                   Parent (since 1989); Chairman
                                   of the Company (since 1993);
                                   Director of the Company

Kathleen Burdett*................  Treasurer; Vice President and  Vice President and Controller
                                   Chief Financial Officer of     of Parent
                                   Parent (since 1995); Director
                                   of the Company

Bruce H. Beatt*..................  Secretary; Vice President,
                                   General Counsel and Secretary
                                   of Parent (since 1992);
                                   Director of the Company

                                    ANNEX A

     Set forth below is Section 262 of the General Corporation Law of the State of Delaware regarding appraisal rights, which rights will only be available in connection with the Second Step Merger.

      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     Section 262 Appraisal Rights -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsection (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                                BANKBOSTON, N.A.

            By Mail:                          By Hand:                   By Overnight Delivery:
         BankBoston, N.A           Securities Transfer & Reporting          BankBoston, N.A.
         P. O. Box 9573                    Services, Inc.                  40 Campanelli Drive
Boston, Massachusetts 02205-9573      c/o Boston EquiServe L.P.      Braintree, Massachusetts 02184
      Attention: Corporate               100 Williams Street              Attention: Corporate
          Reorganization                      Galleria                       Reorganization
                                      New York, New York 10038
                                        Attention: Corporate
                                           Reorganization

                           By Facsimile Transmission:
                          (Eligible Institutions Only)
                                 (781) 794-6333

                           Confirm Fax by Telephone:
                                 (781) 794-6388

     Questions and requests for assistance should be directed to the Information Agent at its respective address or telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchasers' expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [MACKENZIE LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.

                             World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                         (212) 449-8971 (Call Collect)